9/10

08004856

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Malayan Banking Berhad

*CURRENT ADDRESS

PROCESSED

**FORMER NAME SEP 15 2008

**NEW ADDRESS THOMSON REUTERS

FILE NO. 82- 34861 FISCAL YEAR 6-30-08

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 9/11/08

082-34961

Form Version 2.0

Financial Results

Submitted by MALAYAN BANKING on 27/08/2008 05:32:37 PM
Reference No MB-080826-57759

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Malayan Banking Berhad**
* Stock name : **MAYBANK**
* Stock code : **1155**
* Contact person : **Mohd Nazlan Mohd Ghazali**
* Designation : **General Counsel & Company Secretary**

AR/S
6-30-08

Part A1 : QUARTERLY REPORT

* **Financial Year End** : 30/06/2008
* **Quarter** : ○ 1 Qtr ○ 2 Qtr ○ 3 Qtr ● 4 Qtr ○ Other
* **Quarterly report for the financial period ended** : 30/06/2008
* **The figures** : ● have been audited ○ have not been audited

Please attach the full Quarterly Report here:

Maybank Group FS- June08.p

Remarks:

RECEIVED
2008 SEP 10 P 12:19
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Part A2 : SUMMARY OF KEY FINANCIAL INFORMATION

Summary of Key Financial Information for the financial period ended
*** 30/06/2008**

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER * 30/06/2008 [dd/mm/yyyy] RM'000	PRECEDING YEAR CORRESPONDING QUARTER 30/06/2007 [dd/mm/yyyy] RM'000	CURRENT YEAR TO DATE * 30/06/2008 [dd/mm/yyyy] RM'000	PRECEDING YEAR CORRESPONDING PERIOD 30/06/2007 [dd/mm/yyyy] RM'000
1	Revenue	4,492,540	4,213,098	16,153,942	15,179,312
2	Profit/(loss) before tax	1,018,735	1,331,299	4,086,070	4,363,698
3	Profit/(loss) for the period	756,745	1,067,994	3,002,340	3,252,871

4	Profit/(loss) attributable to ordinary equity holders of the parent	703,213	1,052,806	2,928,202	3,178,372
5	Basic earnings/(loss) per share (sen)	14.41	21.67	60.08	66.07
6	Proposed/Declared dividend per share (sen)	20.00	40.00	52.50	80.00

		AS AT END OF CURRENT QUARTER*	AS AT PRECEDING FINANCIAL YEAR END
7	Net assets per share attributable to ordinary equity holders of the parent (RM)	3.9545	3.9489

Remarks :

For items no. 5, 6 and 7 the preceding year corresponding period has been adjusted for bonus issue of 1:4

Note: For full text of the above announcement, please access the Bursa Malaysia website at www.bursamalaysia.com

Part A3 : ADDITIONAL INFORMATION

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER*	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE*	PRECEDING YEAR CORRESPONDING PERIOD
		30/06/2008	30/06/2007	30/06/2008	30/06/2007
		[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000
1	Gross interest income	2,808,163	2,905,336	11,467,998	10,856,095
2	Gross interest expense	1,457,147	1,606,389	6,041,209	5,723,172

Remarks :

Note: The above information is for the Exchange internal use only.

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

CONDENSED FINANCIAL STATEMENTS
AUDITED INCOME STATEMENTS
FOR THE 4TH QUARTER AND FINANCIAL YEAR ENDED 30 JUNE 2008

Group	Note	4th Quarter Ended 30 June 2008 RM'000	4th Quarter Ended 30 June 2007 RM'000 (Restated)	Financial Year Ended 30 June 2008 RM'000	Financial Year Ended 30 June 2007 RM'000 (Restated)
Continuing Operations					
Interest income	A15	**2,808,163**	2,905,336	**11,467,998**	10,856,095
Interest expense	A16	**(1,457,147)**	(1,606,389)	**(6,041,209)**	(5,723,172)
Net interest income		**1,351,016**	1,298,947	**5,426,789**	5,132,923
Income from Islamic Banking Scheme operations:					
Gross operating income		**279,542**	206,182	**966,176**	777,750
Profit equalisation reserves		**(6,457)**	(10,575)	**(1,570)**	79,817
	A27b	**273,085**	195,607	**964,606**	857,567
		1,624,101	1,494,554	**6,391,395**	5,990,490
Non-interest income	A17	**1,357,844**	867,873	**3,238,857**	2,863,098
Net income		**2,981,945**	2,362,427	**9,630,252**	8,853,588
Overhead expenses	A18	**(1,126,650)**	(978,850)	**(4,255,109)**	(3,788,751)
Operating Profit		**1,855,295**	1,383,577	**5,375,143**	5,064,837
Allowance for losses on loans, advances and financing	A19	**(352,462)**	(46,773)	**(804,407)**	(694,506)
Allowance for non-refundable deposit	A5	**(483,824)**	-	**(483,824)**	-
		1,019,009	1,336,804	**4,086,912**	4,370,331
Share of profits in associated companies		**(274)**	(5,505)	**(842)**	(6,633)
Profit before taxation		**1,018,735**	1,331,299	**4,086,070**	4,363,698
Taxation & Zakat	B5	**(261,990)**	(263,305)	**(1,083,730)**	(1,110,827)
Profit for the period		**756,745**	1,067,994	**3,002,340**	3,252,871
Attributable to:					
Equity holders of the parent		**703,213**	1,052,806	**2,928,202**	3,178,372
Minority Interest		**53,532**	15,188	**74,138**	74,499
		756,745	1,067,994	**3,002,340**	3,252,871
Earnings per share attributable to equity holders of the parent	B13				
Basic		**14.41 sen**	21.67 sen[1]	**60.08 sen**	66.07 sen[1]
Fully diluted		**14.41 sen**	21.61 sen[1]	**60.05 sen**	65.93 sen[1]

[1] Adjusted for bonus issue of 1:4

(These condensed financial statements should be read in conjunction with the audited financial statements for the year ended 30 June 2007 and the accompanying explanatory notes attached)

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

CONDENSED FINANCIAL STATEMENTS
AUDITED INCOME STATEMENTS
FOR THE 4TH QUARTER AND FINANCIAL YEAR ENDED 30 JUNE 2008

Bank	Note	4th Quarter Ended 30 June 2008 RM'000	4th Quarter Ended 30 June 2007 RM'000 (Restated)	Financial Year Ended 30 June 2008 RM'000	Financial Year Ended 30 June 2007 RM'000 (Restated)
Continuing Operations					
Interest income	A15	2,707,058	2,736,155	10,913,975	10,134,118
Interest expense	A16	(1,388,027)	(1,502,112)	(5,725,120)	(5,291,379)
Net interest income		1,319,031	1,234,043	5,188,855	4,842,739
Income from Islamic Banking Scheme operations:					
Gross operating income		-	-	-	-
Profit equalisation reserves		-	-	-	-
		-	-	-	-
		1,319,031	1,234,043	5,188,855	4,842,739
Non-interest income	A17	935,354	583,970	2,286,337	2,375,645
Net income		2,254,385	1,818,013	7,475,192	7,218,384
Overhead expenses	A18	(887,076)	(706,106)	(3,213,970)	(2,836,623)
Operating Profit		1,367,309	1,111,907	4,261,222	4,381,761
Allowance for losses on loans, advances and financing	A19	(268,692)	59,613	(658,823)	(489,057)
Allowance for non-refundable deposit	A5	(483,824)	-	(483,824)	-
Profit before taxation		614,793	1,171,520	3,118,575	3,892,704
Taxation & Zakat	B5	(180,644)	(236,837)	(814,610)	(1,016,533)
Profit for the year from continuing operations		434,149	934,683	2,303,965	2,876,171
Discontinued Operation					
Profit for the year from transfer of Islamic Banking operations	A27f(ii)	-	(18,782)	69,187	175,290
Profit for the year		434,149	934,683	2,373,152	3,051,461

(These condensed financial statements should be read in conjunction with the audited financial statements for the year ended 30 June 2007 and the accompanying explanatory notes attached)

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

CONDENSED FINANCIAL STATEMENTS
AUDITED BALANCE SHEETS AS AT 30 JUNE 2008

	Note	GROUP 30 June 2008 RM'000	GROUP 30 June 2007 RM'000 (Restated)	BANK 30 June 2008 RM'000	BANK 30 June 2007 RM'000 (Restated)
ASSETS					
Cash and short-term funds		**27,644,359**	37,597,422	**24,069,617**	32,567,349
Deposits and placements with financial institutions		**8,956,515**	17,348,421	**8,795,492**	15,559,794
Securities purchased under resale agreements		**-**	258,772	**-**	258,772
Securities portfolio	A9	**36,551,156**	33,691,730	**29,711,540**	25,378,595
Loans, advances and financing	A10	**164,799,666**	140,864,736	**138,985,721**	118,557,035
Derivative assets		**830,150**	394,870	**828,182**	390,406
Other assets	A11	**3,915,687**	3,375,393	**3,040,046**	1,847,133
Investment properties		**3,885**	40,750	**-**	-
Statutory deposits with Central Banks		**5,872,414**	5,652,233	**4,939,701**	4,838,337
Investment in subsidiaries		**-**	-	**6,423,155**	2,763,929
Interests in associates		**2,218,847**	43,601	**12,055**	40,739
Property, plant and equipment		**1,210,833**	1,151,687	**1,062,383**	987,194
Intangible assets		**189,729**	193,072	**182,455**	184,462
Deferred tax assets		**1,217,490**	1,016,730	**1,122,138**	951,526
Life, general takaful and family takaful fund assets		**15,689,969**	15,037,859	**-**	-
Assets transferred to subsidiary, pursuant to transfer of Islamic Banking operations		**-**	-	**-**	23,121,969
TOTAL ASSETS		**269,100,700**	256,667,276	**219,172,485**	227,447,240
LIABILITIES					
Deposits from customers	A12	**187,112,077**	163,676,762	**156,322,564**	133,855,613
Deposits and placements of banks and other financial institutions	A13	**24,554,106**	29,534,690	**25,847,297**	31,170,736
Obligations on securities sold under repurchase agreements		**322,371**	9,957,065	**322,371**	10,489,855
Bills and acceptances payable		**4,792,302**	2,930,070	**4,396,381**	2,395,214
Derivative liabilities		**1,055,097**	656,705	**1,027,048**	644,860
Other liabilities	A14	**5,248,563**	5,089,567	**3,919,074**	2,980,341
Recourse obligation on loans sold to Cagamas		**1,274,069**	2,455,762	**1,274,069**	2,455,762
Provision for taxation and zakat		**435,483**	1,019,790	**390,327**	980,741
Deferred tax liabilities		**51,862**	96,810	**-**	-
Subordinated obligations	A13	**4,975,723**	6,344,048	**4,975,723**	6,344,048
Stapled Capital Securities	B8(l)	**3,497,316**	-	**3,497,316**	-
Life, general takaful and family takaful fund liabilities		**4,032,822**	1,194,914	**-**	-
Life, general takaful and family takaful policy holders' funds		**11,657,147**	13,842,945	**-**	-
Liabilities transferred to subsidiary, pursuant to transfer of Islamic Banking operations		**-**	-	**-**	18,676,232
TOTAL LIABILITIES		**249,008,938**	236,799,128	**201,972,170**	209,993,402

(These condensed financial statements should be read in conjunction with the audited financial statements for the year ended 30 June 2007 and the accompanying explanatory notes attached)

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

CONDENSED FINANCIAL STATEMENTS
AUDITED BALANCE SHEETS AS AT 30 JUNE 2008

	Note	GROUP 30 June 2008 RM'000	GROUP 30 June 2007 RM'000 (Restated)	BANK 30 June 2008 RM'000	BANK 30 June 2007 RM'000 (Restated)
SHAREHOLDERS' EQUITY					
Share capital		4,881,123	3,889,225	4,881,123	3,889,225
Reserves		14,421,370	15,308,431	12,319,192	13,564,613
		19,302,493	19,197,656	17,200,315	17,453,838
Minority Interest		789,269	670,492	-	-
Total equity		20,091,762	19,868,148	17,200,315	17,453,838
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		269,100,700	256,667,276	219,172,485	227,447,240
COMMITMENTS AND CONTINGENCIES	A24	204,216,762	175,392,450	192,079,393	171,957,142
CAPITAL ADEQUACY	A26				
Based on credit and market risks:					
Without deducting dividend payable *					
Core capital ratio		10.56%	10.06%	11.29%	9.82%
Risk-weighted capital ratio		14.42%	15.14%	12.50%	14.11%
After deducting dividend payable					
Core capital ratio:		10.21%	9.43%	10.88%	9.13%
Risk-weighted capital ratio:		14.08%	14.51%	12.09%	13.42%
Net assets per share attributable to equity holders of the parent		RM3.95	RM3.95 #	RM3.52	RM3.59 #

* In arriving at the capital base used in the ratio calculations of the Group and the Bank, the proposed dividends for respective financial years were not deducted.

Adjusted for bonus issue of 1:4.

(These condensed financial statements should be read in conjunction with the audited financial statements for the year ended 30 June 2007 and the accompanying explanatory notes attached)

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

CONDENSED FINANCIAL STATEMENTS
AUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE FINANCIAL YEAR ENDED 30 JUNE 2008

GROUP	Share Capital RM'000	Share Premium RM'000	Statutory Reserve RM'000	Capital Reserve RM'000	Unrealised Holding Reserve/(Deficit) RM'000	Exchange Fluctuation Reserve RM'000	Share Option Reserve RM'000	Distributable Retained Profits RM'000	Total Shareholders' Equity RM'000	Minority Interests RM'000	Total Equity RM'000
	<==== Non Distributable						====>				
At 1 July 2007	3,889,225	2,935,570	3,921,988	15,250	405,588	(83,994)	81,228	8,052,801	19,197,656	670,492	19,868,148
Currency translation differences	-	-	-	-	-	42,242	-	-	42,242	(877)	41,365
Acquisition of an interest by Minority Interest										48,500	48,500
Unrealised net loss on revaluation of securities available-for-sale	-	-	-	-	(821,928)	-	-	-	(821,928)	(17,935)	(839,863)
Net accretion from decreased interest in subsidiaries	-	-	-	-	-	-	-	(14,951)	(14,951)	14,951	-
Net gain/(loss) not recognised in the income statement	-	-	-	-	(821,928)	42,242	-	(14,951)	(794,637)	44,639	(749,998)
Net profit for the year	-	-	-	-	-	-	-	2,928,202	2,928,202	74,138	3,002,340
Total recognised income/(expense) for the year	-	-	-	-	(821,928)	42,242	-	2,913,251	2,133,565	118,777	2,252,342
Share-based payment under ESOS	-	-		-	-	-	1,841	-	1,841	-	1,841
Transfer to/from statutory reserves	-	-	651,648	-	-	-	-	(651,648)	-	-	-
Issue of ordinary shares pursuant to ESOS	15,841	137,498	-	-	-	-	-	-	153,339	-	153,339
Issue of ordinary shares pursuant to share bonus issue	976,057	(976,057)	-	-	-	-	-	-	-	-	-
Dividend paid	-	-	-	-	-	-	-	(2,183,908)	(2,183,908)	-	(2,183,908)
At 30 June 2008	4,881,123	2,097,011	4,573,636	15,250	(416,340)	(41,752)	83,069	8,130,498	19,302,493	789,269	20,091,762

(These condensed financial statements should be read in conjunction with the audited financial statements for the year ended 30 June 2007 and the accompanying explanatory notes attached)

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

CONDENSED FINANCIAL STATEMENTS
AUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE FINANCIAL YEAR ENDED 30 JUNE 2008

GROUP	Share Capital RM'000	Share Premium RM'000	Statutory Reserve RM'000	Capital Reserve RM'000	Unrealised Holding Reserve/(Deficit) RM'000	Exchange Fluctuation Reserve RM'000	Share Option Reserves RM'000	Distributable Retained Profits RM'000	Total Shareholders' Equity RM'000	Minority Interests RM'000	Total Equity RM'000
	<==== Non Distributable						====>				
At 1 July 2006	3,798,947	2,137,807	3,973,917	15,250	(27,479)	58,136	3,038	6,921,430	16,879,046	608,475	17,487,521
Currency translation differences	-	-	-	-	-	(142,130)	-	-	(142,130)	(6,083)	(148,213)
Subscription of new shares										3,038	3,038
Acquisition of interests from minority interests										(39,454)	(39,454)
Unrealised net gain on revaluation of securities available for sale	-	-	-	-	433,067	-	-	-	433,067	30,017	463,084
Net gain/(loss) not recognised in the income statement	-	-	-	-	433,067	(142,130)	-	-	290,937	(12,482)	278,455
Net Profit for the year	-	-	-	-	-	-	-	3,178,372	3,178,372	74,499	3,252,871
Total recognised income/(expense) for the year	-	-	-	-	433,067	(142,130)	-	3,178,372	3,469,309	62,017	3,531,326
Share-based payment under ESOS	-	-	-	-	-	-	58,190	-	58,190	-	58,190
Transfer to statutory reserves	-	-	(51,929)	-	-	-	-	51,929	-	-	-
Issue of ordinary shares pursuant to ESOS	92,278	797,763	-	-	-	-	-	-	890,041	-	890,041
Dividend Paid	-	-	-	-	-	-	-	(2,098,930)	(2,098,930)	-	(2,098,930)
At 30 June 2007	3,889,225	2,935,570	3,921,988	15,250	405,588	(83,994)	61,228	8,052,801	19,197,656	670,492	19,868,148

(These condensed financial statements should be read in conjunction with the audited financial statements for the year ended 30 June 2007 and the accompanying explanatory notes attached)

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

CONDENSED FINANCIAL STATEMENTS
AUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE FINANCIAL YEAR ENDED 30 JUNE 2008

BANK	Share Capital RM'000	Share Premium RM'000	Statutory Reserve RM'000	Unrealised Holding Reserve/(Deficit) RM'000	Exchange Fluctuation Reserve RM'000	Share Option Reserves RM'000	Distributable Retained Profits RM'000	Total Equity RM'000
	<===========	Non Distributable	===========	===========	===========	===========>		
At 1 July 2007	3,889,225	2,935,570	3,889,770	283,264	8,660	61,228	6,386,121	**17,453,838**
Currency translation differences	-	-	-	-	86,070	-	-	**86,070**
Unrealised net gain on revaluation of securities available for sale	-	-	-	(684,017)	-	-	-	**(684,017)**
Net gain/(loss) not recognised in the income statement	-	-	-	(684,017)	86,070	-	-	**(597,947)**
Net profit for the year	-	-	-	-	-	-	2,373,152	**2,373,152**
Total recognised income/(expense) for the year	-	-	-	(684,017)	86,070	-	2,373,152	**1,775,205**
Share-based payment under ESOS	-	-	-	-	-	1,841	-	**1,841**
Transfer to statutory reserve	-	-	594,000	-	-	-	(594,000)	**-**
Issue of ordinary shares pursuant to ESOS	15,841	137,498	-	-	-	-	-	**153,339**
Issue of ordinary shares pursuant to share bonus issue	976,057	(976,057)	-	-	-	-	-	**-**
Dividend paid	-	-	-	-	-	-	(2,183,908)	**(2,183,908)**
At 30 June 2008	4,881,123	2,097,011	4,483,770	(400,753)	94,730	63,069	5,981,365	**17,200,315**

(These condensed financial statements should be read in conjunction with the audited financial statements for the year ended 30 June 2007 and the accompanying explanatory notes attached)

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

CONDENSED FINANCIAL STATEMENTS
AUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE FINANCIAL YEAR ENDED 30 JUNE 2008

BANK	Share Capital RM'000	Share Premium RM'000	Statutory Reserve RM'000	Unrealised Holding Reserve/(Deficit) RM'000	Exchange Fluctuation Reserve RM'000	Other Reserves RM'000	Distributable Retained Profits RM'000	Total Equity RM'000
	<====Non Distributable					====>		
At 1 July 2006	3,796,947	2,137,807	3,871,493	(21,206)	112,690	3,038	5,451,590	15,352,359
Currency translation differences	-	-	277	-	(104,030)	-	-	(103,753)
Unrealised net gain on revaluation of securities available-for-sale	-	-	-	304,470	-	-	-	304,470
Net gain/(loss) not recognised in the income statement	-	-	277	304,470	(104,030)	-	-	200,717
Net profit for the year	-	-	-	-	-	-	3,051,461	3,051,461
Total recognised income/(expense) for the year	-	-	277	304,470	(104,030)	-	3,051,461	3,252,178
Share-based payment under ESOS	-	-	-	-	-	58,190	-	58,190
Transfer to Statutory Reserves	-	-	18,000	-	-	-	(18,000)	-
Issue of ordinary shares pursuant to ESOS	92,278	797,763	-	-	-	-	-	890,041
Dividend Paid	-	-	-	-	-	-	(2,098,930)	(2,098,930)
At 30 June 2007	3,889,225	2,935,570	3,889,770	283,264	8,660	61,228	6,386,121	17,453,838

(These condensed financial statements should be read in conjunction with the audited financial statements for the year ended 30 June 2007 and the accompanying explanatory notes attached)

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

CONDENSED FINANCIAL STATEMENTS
AUDITED CONDENSED CASH FLOW STATEMENTS
FOR THE FINANCIAL YEAR ENDED 30 JUNE 2008

	GROUP		BANK	
	30 June 2008 RM'000	30 June 2007 RM'000	30 June 2008 RM'000	30 June 2007 RM'000
Profit before taxation				
Continuing operations	4,086,070	4,363,698	3,118,575	3,892,704
Discontinued operation	-	-	102,882	259,143
Adjustments for non-operating and non-cash items	1,852,686	1,376,779	1,876,429	817,116
Operating profit before working capital changes	5,938,756	5,740,477	5,097,886	4,968,963
Changes in working capital:-				
Net changes in operating assets	(21,905,955)	(24,601,492)	(21,312,027)	(24,310,586)
Net changes in operating liabilities	12,352,143	26,452,444	13,748,774	27,494,981
Tax expense and zakat paid	(1,632,714)	(1,117,016)	(1,320,281)	(1,126,272)
Net cash generated from operations	(5,247,770)	6,474,413	(3,785,648)	7,027,086
Net cash (used in)/generated from investing activities	(2,358,068)	(238,770)	(2,357,381)	216,013
Net cash (used in)/generated from financing activities	(976,472)	38,271	(1,024,972)	50,753
	(3,334,540)	(200,499)	(3,382,353)	266,766
Net change in cash and cash equivalents	(8,582,310)	6,273,914	(7,168,001)	7,293,852
Cash and cash equivalents at beginning of year *	36,226,669	31,323,508	31,237,618	26,907,057
	27,644,359	37,597,422	24,069,617	34,200,909
Assets transferred to subsidiary pursuant to transfer of Islamic Banking operations	-	-	-	(1,633,560)
Cash and cash equivalents at end of year	27,644,359	37,597,422	24,069,617	32,567,349
* Cash and cash equivalents at beginning of year				
Cash and short term funds as previously reported	37,597,422	32,035,395	32,567,349	27,542,452
Effects of foreign exchange rate changes	(1,370,753)	(711,887)	(1,329,731)	(635,395)
As restated	36,226,669	31,323,508	31,237,618	26,907,057

(These condensed financial statements should be read in conjunction with the audited financial statements for the year ended 30 June 2007 and the accompanying explanatory notes attached)

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

Part A: Explanatory Notes Pursuant to Financial Reporting Standard 134 ("FRS 134") and Revised Guidelines on Financial Reporting for Licensed Institutions (BNM/GP8) Issued by Bank Negara Malaysia

A1. Basis of Preparation

The audited condensed financial statements for the 4th quarter and the financial year ended 30 June 2008 of the Group and of the Bank have been prepared under the historical cost convention except for the following assets and liabilities that are stated at fair values: securities held-for-trading and available-for-sale, derivative financial instruments and investment properties.

The audited condensed financial statements have been prepared in accordance with the requirements of FRS 134: Interim Financial Reporting and Chapter 9, part K of the Listing Requirements of Bursa Malaysia Securities Berhad. The audited condensed financial statements should be read in conjunction with the audited financial statements for the year ended 30 June 2007. These explanatory notes attached to the audited condensed financial statements provide an explanation of events and transactions that are significant to an understanding of the changes in the financial position and performance of the Group and the Bank since the year ended 30 June 2007.

The significant accounting policies and methods of computation applied by the Group and the Bank are consistent with those adopted in the most recent audited annual financial statements for the year ended 30 June 2007 except for the adoption of the following Financial Reporting Standards ("FRS") effective from the financial periods beginning 1 July 2007:

FRS 117 Leases
FRS 124 Related Party Transaction
FRS 6 Exploration for and Evaluation of Mineral Resources
FRS 107 Cash Flow Statements
FRS 111 Construction Contracts
FRS 112 Income Taxes
FRS 118 Revenue
FRS 119 Employee Benefits
FRS 120 Accounting for Government Grants and Disclosures of Government Assistance
FRS 126 Accounting and Reporting by Retirements Benefit Plans
FRS 129 Financial Reporting in Hyperinflationary Economies
FRS 134 Interim Financial Reporting
FRS 137 Provisions, Contingent Liabilities and Contingent Assets
Amendments to FRS 121: The Effects of Changes in Foreign Exchange Rates - Net Investments in a Foreign Exchange Operation
IC Interpretation 1: Changes in Existing Decommissioning, Restoration and Similar Liabilities
IC Interpretation 2: Members' Shares in Co-operative Entities and Similar Instruments
IC Interpretation 5: Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds
IC Interpretation 6: Liabilities arising from Participating in a Specific Market - Waste Electrical and Electronic Equipment
IC Interpretation 7: Applying the Restatement Approach under FRS 129_{2004} - Financial Reporting in Hyperinflationary Economies
IC Interpretation 8: Scope of FRS 2

The above FRS, amendments to FRS and Interpretations are expected to have no significant impact on the financial statements of the Group and the Bank upon their initial application except for FRS 117.The principal effects of the changes in accounting policies resulting from the adoption of FRS 117 is discussed in Note A1(a) below.

A1. Basis of Preparation (Contd.)

The allowance for doubtful debts and financing of the Group and the Bank are computed based on the requirements of BNM/GP3, which is consistent with the adoption made in the previous audited annual financial statements. Specific allowances are made for doubtful debts which have been individually reviewed and specifically identified as bad and doubtful. Additional allowances are made for long outstanding non-performing loans aged more than five years. In addition, a general allowance based on a certain percentage of total risk-weighted assets for credit risk, which takes into account all balance sheet items and their perceived credit risk levels, is maintained.

(a) **FRS 117: Leases. Leasehold land held for own use**

Prior to 1 July 2007, lease of land held for own use was classified as property, plant and equipment and was stated at cost less amortisation and impairment loss. The adoption of the revised FRS 117: Leases with effect from 1 July 2007 resulted in a change in the accounting policy relating to the classification of leases of land. Under FRS 117, lease of land and buildings are classified as operating or finance leases in the same way as leases of other assets. As a result, leasehold land held for own use is now classified as operating lease. The up-front payments made represent prepaid land lease payment and is amortised on a straight-line basis over the remaining lease term.

The Group and the Bank have applied the change in accounting policy in respect of leasehold land in accordance with the transitional provisions of FRS 117. At 1 July 2007, the unamortised carrying amount of leasehold land is classified as prepaid land lease payments. The reclassification of leasehold land as prepaid land lease payments has been accounted for retrospectively. Certain comparatives of the balance sheets of the Group and the Bank as at 30 June 2007 have been restated as set out in Note 28(b).

A2. Significant Accounting Estimates and Judgments

The preparation of financial statements requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. Although these estimates are based on management's best knowledge of current events and actions, actual results may differ from those estimates. Critical accounting estimates and assumptions used that are significant to the financial statements, and areas involving higher degree of judgement and complexity, are as follows:

(i) **Fair Value Estimation of Securities Held-for-trading (Note 9(i)), Securities Available-for-sale (Note 9(ii)) and Derivative Financial Instruments**

The fair value of securities and derivatives that are not traded in an active market are determined using valuation techniques based on assumptions of market conditions existing at the balance sheet date, including reference to quoted market prices and independent dealer quotes for similar securities and discounted cash flows method.

(ii) **Valuation of Investment Properties**

The measurement of the fair value for investment properties is arrived at by reference to market evidence of transaction prices for similar properties and is performed by professional independent valuers.

A2. Significant Accounting Estimates and Judgments (contd.)

(iii) Impairment of Goodwill

The Group tests annually whether the goodwill that has an indefinite life has suffered any impairment by measuring the recoverable amount of the goodwill based on the value-in-use method, which requires the use of estimates of cash flow projections, growth rates and discount rates. Changes to the assumptions used by management, particularly the discount rate and the terminal growth rate, may significantly affect the results of the impairment.

(iv) Impairment of Other Intangible Assets

The Group's and the Bank's intangible assets that can be separated and sold and have a finite useful life are amortised over their estimated useful life.

The determination of the estimated useful life of these intangible assets requires the Bank's management to analyse the circumstances, the industry and market practice and also to use judgment. At each balance sheet date, or more frequently when events or changes in circumstances dictate, intangible assets are assessed for indications of impairment. If indications are present, these assets are subject to an impairment review. The impairment review comprises a comparison of the carrying amount of the assets with its recoverable amount.

(v) Liabilities of Insurance Business

The actuarial estimate of future contingent policy liabilities is computed in accordance with the standards and basis prescribed under the Insurance Act and Regulations, and uses a level net premium methodology with allowances for acquisition costs through the application of a zilmer or full preliminary term adjustments, whichever produces higher reserves.

For general claims, reserve is made upon notification of a new claim where the potential liability will be assessed based on information available. Where little or no information is available, a "blind" reserve will be used. The blind reserves are based on class of business and are reviewed annually in line with Bank Negara Malaysia guidelines. As and when more information becomes available regarding a claim, the reserve is amended accordingly.

(vi) Deferred Tax and Income Taxes

The Group and the Bank is subject to income taxes in many jurisdictions and significant judgment is required in estimating the provision for income taxes. There are many transactions and interpretations of tax law for which the final outcome will not be established until some time later. Liabilities for taxation are recognized based on estimates of whether additional taxes will be payable. The estimation process includes seeking expert advice where appropriate. Where the final liability for taxation is different from the amounts that were initially recorded, the differences will affect the income tax and deferred tax provisions in the period in which the estimate is revised or the final liability is established.

A2. Significant Accounting Estimates and Judgments (contd.)

(vii) Allowances for Bad and Doubtful Debts

The Group and Bank review the doubtful loans, advances and financing at each reporting date to assess whether allowances for impairment should be recorded in the financial statements. In particular, judgement is required in the identification of doubtful loans and the estimation of realisation amount from the doubtful loans when determining the level of allowance required.

The Group and Bank have adopted certain criteria in the identification of doubtful loans, which include classifying loans as non-performing when repayments are in arrears for more than three (3) months (one (1) month after maturity date for trade bills, bankers' acceptances and trust receipts). Specific allowances for doubtful loans are provided after taking into consideration of the values assigned to collateral. The values assigned to collateral are estimated based on market value and/or forced sales value, as appropriate and conforms to BNM guidelines. In addition to the specific allowances made, the Group and Bank also make general allowance against exposure not specifically identified based on a certain percentage of total risk-weighted assets for credit risk. Such estimates are based on assumptions about a number of factors and actual results may differ, resulting in future changes to the allowance.

A3. Auditors' Report on Preceding Annual Financial Statements

The auditors' report on the audited annual financial statements for the financial year ended 30 June 2007 was not qualified.

A4. Seasonal or Cyclical Factors

The operations of the Group and the Bank were not materially affected by any seasonal or cyclical factors in the 4th financial quarter ended 30 June 2008.

A5. Unusual Items Due to Their Nature, Size or Incidence

During the year ended 30 June 2008, the Group and the Bank had made an allowance for non-refundable deposit of RM483.8 million in the financial statements arising from the revocation of approval by Bank Negara Malaysia on the proposed acquisition of Sorak Financial Holdings Pte Ltd, the controlling shareholder of PT Bank Internasional Indonesia TBk. (Refer to Note B8 (g))

A6. Changes in Estimates

There were no material changes in estimates during the quarter ended 30 June 2008.

A7. Changes in Debt and Equity Securities

Save as disclosed below, there were no cancellations, share buy-backs, resale of shares bought back and repayment of debt and equity securities by the Bank.

The issued and paid-up share capital of the Bank was increased from RM3,889,224,521 as at 30 June 2007 to RM4,881,123,401 as at 30 June 2008, from the issuance of 991,898,880 new ordinary as follows:

(i) Bonus issue of 976,057,505 new ordinary shares of RM1.00 each on the basis of one (1) new ordinary share of RM1.00 each for every four (4) existing ordinary shares held at the point of declaration of bonus; and

A7. Changes in Debt and Equity Securities (Contd.)

(ii) Issuance of 15,841,375 new ordinary shares of RM1.00 each to eligible persons who have exercised their options under the Maybank Group Employee Share Option Scheme (ESOS), plus 167,175 bonus shares granted upon exercise of the options after bonus declaration, at the following option prices:

Number of shares issued	Option price per share	No. of bonus shares issued:
5,412,025	RM 9.23	70,225
1,410,350	RM 9.87	13,550
3,011,950	RM 9.92	30,350
6,007,050	RM10.19	53,050

A8. Dividends Paid

The Bank paid the following dividends during the year:

a) A final dividend of 40.0 sen per share less 27% income tax for the financial year ended 30 June 2007, amounting to RM1,137,379,104 was paid on 15 November 2007.

b) A first interim dividend of 17.5 sen per share less 26% tax for the financial year ending 30 June 2008, amounting to RM504,736,083 was paid on 16 January 2008.

c) A second interim dividend of 15.0 sen per share less 26% tax for the financial year ending 30 June 2008, amounting to RM541,793,068 was paid on 7 April 2008.

A9. Securities Portfolio

	Note	Group 30 June 2008 RM'000	Group 30 June 2007 RM'000	Bank 30 June 2008 RM'000	Bank 30 June 2007 RM'000
Securities held-for-trading	(i)	**880,794**	2,032,634	**418,170**	1,447,227
Securities available-for-sale	(ii)	**34,484,135**	29,124,704	**28,620,398**	25,213,654
Securities held-to-maturity	(iii)	**1,186,227**	2,534,392	**672,972**	1,964,064
		36,551,156	33,691,730	**29,711,540**	28,624,945
Assets transferred to subsidiary, pursuant to transfer of Islamic Banking operations		**-**	-	**-**	(3,246,350)
		36,551,156	33,691,730	**29,711,540**	25,378,595

A9. (i) Securities Held-for-trading

	Group 30 June 2008 RM'000	Group 30 June 2007 RM'000	Bank 30 June 2008 RM'000	Bank 30 June 2007 RM'000
At Fair value				
Money Market Instruments:-				
Malaysian Government Securities	**38,947**	-	**38,947**	-
Malaysian Government Treasury Bills	**19,917**	52,997	**19,917**	52,997
Malaysian Government Investment Issues	**9,536**	-	**9,536**	-
Bank Negara Malaysia Bills and Notes	**-**	579,205	**-**	579,205
Bank Negara Malaysia Monetary Notes	**4,112**	288,373	**4,112**	288,373
Foreign Certificates of Deposits	**268**	-	**-**	-
Total Money Market Instruments	**72,780**	920,575	**72,512**	920,575
Quoted securities:				
Shares	**23,689**	-	**23,689**	-
	23,689	-	**23,689**	-
Unquoted securities:				
Malaysian Government Bonds	**35,189**	-	**35,189**	-
Islamic Private Debt Securities in Malaysia	**462,356**	585,407	**-**	-
Foreign Private Debt Securities	**286,780**	526,652	**286,780**	526,652
	784,325	1,112,059	**321,969**	526,652
Total securities held-for-trading	**880,794**	2,032,634	**418,170**	1,447,227

A9. (ii) Securities Available-for-sale

	Group 30 June 2008 RM'000	Group 30 June 2007 RM'000	Bank 30 June 2008 RM'000	Bank 30 June 2007 RM'000
At Fair value, or cost less impairment losses for certain unquoted equity instruments				
Money market instruments:-				
Malaysian Government Securities	**4,779,401**	3,034,542	**4,339,911**	2,377,960
Malaysian Treasury Bills	**29,915**	-	**29,915**	-
Cagamas Bonds	**552,925**	748,781	**330,348**	462,758
Foreign Government Securities	**3,699,181**	3,261,092	**3,602,495**	3,198,175
Malaysian Government Investment Issues	**4,144,204**	3,873,649	**2,643,988**	3,718,743
Bank Negara Malaysia Bills	**49,962**	35,580	**49,962**	35,580
Foreign Government Treasury Bills	**943,965**	652,052	**817,769**	529,286
Negotiable Instruments of Deposits	**907,399**	2,288,651	**2,868,290**	2,676,010
Bankers' Acceptances and Islamic Accepted Bills	**1,955,570**	3,198,835	**1,278,786**	3,198,835
Khazanah Bonds	**889,737**	929,845	**345,341**	734,194
Bank Negara Malaysia Sukuk Ijarah Bonds	**-**	40,072	**-**	40,072
Bank Negara Malaysia Monetary Notes	**787,150**	-	**787,150**	-
Foreign Certificates of Deposits	**216,237**	230,539	**-**	-
Total Money Market Instruments	**18,955,646**	18,293,638	**17,093,955**	16,971,613

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

A9. Securities Portfolio (contd)

A9. (ii) Securities Available-for-sale (contd)

	Group		Bank	
	30 June 2008 RM'000	30 June 2007 RM'000	30 June 2008 RM'000	30 June 2007 RM'000
Quoted Securities: -				
In Malaysia:				
Shares, Warrants, Trust Units and Loan Stocks	**508,255**	631,387	**165,835**	267,733
Outside Malaysia:				
Shares, Warrants, Trust Units and Loan Stocks	**106,536**	164,184	**58,150**	104,342
	614,791	795,571	**223,985**	372,075
Unquoted Securities:-				
Shares, trust units and loan stocks in Malaysia	**777,089**	807,028	**507,187**	545,617
Shares, trust units and loan stocks outside Malaysia	**32,152**	23,743	**15,776**	13,747
Islamic Private Debt Securities in Malaysia	**9,164,822**	4,477,735	**6,191,994**	3,002,583
Malaysian Government Bonds	**314,664**	296,849	**314,664**	296,849
Foreign Government Bonds	**73,138**	79,367	**-**	-
Foreign Islamic Private Debt Securities	**4,306,821**	3,837,974	**4,027,825**	3,584,803
Credit Linked Notes	**245,012**	426,367	**245,012**	426,367
Malaysia Global Sukuk	**-**	86,432	**-**	-
	14,913,698	10,035,495	**11,302,458**	7,869,966
Total securities available-for-sale	**34,484,135**	29,124,704	**28,620,398**	25,213,654

A9. (iii) Securities Held-To-Maturity

	Group		Bank	
	30 June 2008 RM'000	30 June 2007 RM'000	30 June 2008 RM'000	30 June 2007 RM'000
At Amortised cost less impairment losses				
Money market instruments:-				
Malaysian Government Securities	**103,635**	1,025,981	**103,076**	1,025,422
Cagamas Bonds	**13,409**	224,057	**1,670**	212,299
Foreign Government Securities	**152,962**	207,572	**-**	-
Malaysian Government Investment Issues	**80**	80	**-**	-
Total Money Market Instruments	**270,086**	1,457,690	**104,746**	1,237,721
Unquoted Securities:-				
Private and Islamic Debt Securities in Malaysia	**355,443**	547,977	**76,265**	197,627
Malaysian Government Bonds	**42,559**	45,139	**42,559**	45,139
Foreign Government Bonds	**-**	9	**-**	-
Foreign Islamic Private Debt Securities	**535,275**	327,973	**466,523**	327,973
Credit Linked Note	**-**	172,725	**-**	172,725
Others	**2,044**	2,044	**2,044**	2,044
	935,321	1,095,867	**587,391**	745,508
Accumulated impairment losses	**(19,180)**	(19,165)	**(19,165)**	(19,165)
Total securities held-to-maturity	**1,186,227**	2,534,392	**672,972**	1,964,064

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

A10. Loans, Advances and Financing

	Group 30 June 2008 RM'000	Group 30 June 2007 RM'000	Bank 30 June 2008 RM'000	Bank 30 June 2007 RM'000
Overdrafts	13,991,903	13,801,836	11,940,569	13,766,775
Term loans				
- Housing loans/financing	30,529,958	26,980,875	25,677,249	26,850,921
- Syndicated loan/financing	11,307,954	9,954,678	8,899,119	7,559,442
- Hire purchase receivables	31,767,799	26,121,500	22,931,657	26,121,500
- Lease receivables	3,796	7,954	3,796	7,954
- Other loans/financing	45,469,560	41,358,326	33,302,664	39,359,046
Credit card receivables	3,459,441	2,871,567	3,459,441	2,871,567
Bills receivable	2,130,068	1,543,665	2,026,654	1,511,273
Trust receipts	2,216,693	2,969,625	2,001,697	2,896,203
Claims on customers under acceptance credits	13,728,112	8,434,367	9,661,171	8,439,619
Loans/financing to banks and other financial institutions	9,580,463	10,289,507	9,580,173	10,289,507
Revolving credits	17,486,917	13,360,174	17,064,091	13,259,610
Staff loans	1,213,646	986,795	954,499	932,025
Housing loans to				
- Executive directors of the Bank	-	123	-	123
- Executive directors of subsidiaries	972	1,719	972	1,719
Others	121,139	180,919	-	-
	183,008,421	158,863,630	147,503,752	153,867,284
Unearned interest and income	(11,791,307)	(11,366,360)	(3,215,208)	(11,334,154)
Gross loans, advances and financing	171,217,114	147,497,270	144,288,544	142,533,130
Allowances for bad and doubtful debts and financing:				
- specific	(3,229,837)	(3,875,219)	(2,574,307)	(3,696,358)
- general	(3,187,611)	(2,757,315)	(2,728,516)	(2,613,274)
	164,799,666	140,864,736	138,985,721	136,223,498
Assets transferred to subsidiary, pursuant to transfer of Islamic Banking operations	-	-	-	(17,666,463)
Net loans, advances and financing	164,799,666	140,864,736	138,985,721	118,557,035

	Group 30 June 2008 RM'000	Group 30 June 2007 RM'000	Bank 30 June 2008 RM'000	Bank 30 June 2007 RM'000
Domestic operations:				
Domestic non-bank financial institutions				
- Stockbroking companies	136,032	163,268	135,853	163,088
- Others	10,802,344	9,758,406	9,273,341	9,748,355
Domestic business enterprise				
- Small and medium enterprise	28,374,741	23,457,406	23,561,485	23,464,107
- Others	23,931,302	21,390,132	20,970,409	21,272,776
Government and statutory bodies	176,827	222,050	65,314	222,050
Individuals	58,017,124	53,329,288	45,534,182	53,274,983
Other domestic entities	164,327	202,020	31,767	46,398
Foreign entities	483,202	381,348	423,877	361,569
Total domestic operations	122,085,899	108,903,918	99,996,228	108,553,326

A10. Loans, Advances and Financing (contd)

(i) By type of customer (contd)

	Group		Bank	
	30 June 2008 RM'000	30 June 2007 RM'000	30 June 2008 RM'000	30 June 2007 RM'000
Overseas operations:				
Singapore	36,976,691	28,042,055	36,976,691	28,042,055
Hong Kong SAR	2,734,133	2,174,984	2,734,133	2,174,984
United States of America	1,230,560	1,218,424	1,230,560	1,218,424
People's Republic of China	799,411	696,326	799,411	696,326
Vietnam	549,621	391,445	549,621	391,445
United Kingdom	1,299,853	866,331	1,299,853	866,332
Brunei	155,298	163,049	155,298	163,049
Cambodia	174,885	104,195	174,885	104,195
Bahrain	371,864	322,994	371,864	322,994
Labuan offshore	3,825,321	3,813,701	-	-
Philippines	766,221	682,381	-	-
Indonesia	197,991	87,813	-	-
Papua New Guinea	49,366	29,654	-	-
	49,131,215	38,593,352	44,292,316	33,979,804
Gross loans, advances and financing	171,217,114	147,497,270	144,288,544	142,533,130

(ii) By interest/profit rate sensitivity

Fixed rate				
- Housing loans/financing	11,057,861	11,047,846	6,905,007	10,860,914
- Hire purchase receivables	26,744,656	21,898,806	19,384,816	21,731,957
- Other fixed rate loans/financing	13,673,676	14,332,124	10,316,056	14,199,453
Variable rate				
- Base lending rate plus	59,250,264	53,682,867	55,866,545	53,614,209
- Cost plus	20,383,788	14,442,609	16,038,791	14,249,846
- Other variable rates	40,106,869	32,093,018	35,777,329	27,876,751
Gross loans, advances and financing	171,217,114	147,497,270	144,288,544	142,533,130

(ii) Total loans by economic purpose

	Group		Bank	
	30 June 2008 RM'000	30 June 2007 RM'000	30 June 2008 RM'000	30 June 2007 RM'000
Domestic operations:				
Purchase of securities	10,336,662	9,336,069	10,132,879	9,114,564
Purchase of transport vehicles	17,791,196	13,864,267	9,958,723	13,855,560
- less Islamic loans sold to Cagamas	(611,346)	(787,228)	-	(787,228)
Purchase of landed properties				
- residential	24,269,350	24,621,251	18,752,859	24,577,064
- non-residential	6,429,515	6,305,032	5,812,909	6,304,373
- less Islamic housing loans sold to Cagamas	(362,256)	(408,915)	-	(408,915)
Purchase of fixed assets (exclude landed properties)	3,798	3,363	3,798	3,363
Personal use	3,326,392	3,138,004	2,982,302	3,138,044
Credit card	3,196,102	2,631,699	3,196,102	2,631,699
Purchase of consumer durables	12,283	50,335	12,155	50,301
Construction	5,456,547	5,547,948	4,590,098	5,546,112
Working capital	51,294,293	43,352,731	43,778,260	43,357,532
Others	943,363	1,249,362	776,143	1,170,857
Total domestic operations	122,085,899	108,903,918	99,996,228	108,553,326

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

A10. Loans, Advances and Financing (contd)

(ii) Total loans by economic purpose (contd)

	Group		Bank	
	30 June 2008 RM'000	30 June 2007 RM'000	30 June 2008 RM'000	30 June 2007 RM'000
Overseas operations:				
Singapore	36,976,691	28,042,055	36,976,691	28,042,055
Hong Kong SAR	2,734,133	2,174,984	2,734,133	2,174,984
United States of America	1,230,560	1,218,424	1,230,560	1,218,424
People's Republic of China	799,411	696,326	799,411	696,326
Vietnam	549,621	391,445	549,621	391,445
United Kingdom	1,299,853	866,331	1,299,853	866,332
Brunei	155,298	163,049	155,298	163,049
Cambodia	174,885	104,195	174,885	104,195
Bahrain	371,864	322,994	371,864	322,994
Labuan Offshore	3,825,321	3,813,701	-	-
Philippines	766,221	682,381	-	-
Indonesia	197,991	87,813	-	-
Papua New Guinea	49,366	29,654	-	-
	49,131,215	38,593,352	44,292,316	33,979,804
Gross loans, advances and financing	171,217,114	147,497,270	144,288,544	142,533,130

(iii) Non-performing loans by economic purpose

	Group		Bank	
	30 June 2008 RM'000	30 June 2007 RM'000	30 June 2008 RM'000	30 June 2007 RM'000
Domestic operations:				
Purchase of securities	235,595	339,314	141,008	272,047
Purchase of transport vehicles	113,949	137,861	85,480	137,394
Purchase of landed properties				
- residential	2,054,284	2,584,797	1,540,594	2,582,761
- non-residential	384,991	473,242	341,498	473,242
Purchase of fixed assets (exclude landed properties)	-	9,625	-	9,625
Personal use	205,453	258,919	170,885	258,919
Credit card	39,488	42,902	39,488	42,902
Purchase of consumer durables	1,073	1,299	1,069	1,299
Construction	413,657	678,537	277,209	678,537
Working capital	2,583,576	2,619,262	2,273,731	2,619,262
Others	33,895	477,892	28,896	458,908
Total domestic operations	6,065,961	7,623,650	4,899,858	7,534,896
Overseas operations:				
Singapore	237,782	408,636	237,782	408,636
Hong Kong SAR	25,716	33,927	25,716	33,927
Brunei	41,076	37,378	41,076	37,378
Vietnam	9,488	27,738	9,488	27,738
People's Republic of China	292	8,514	292	8,514
Cambodia	-	3,584	-	3,584
Labuan Offshore	61,287	52,653	-	-
Papua New Guinea	3,073	3,223	-	-
Philippines	27,773	58,911	-	-
	406,487	634,564	314,354	519,777
	6,472,448	8,258,214	5,214,212	8,054,673

A10. Loans, Advances and Financing (contd)

(iv) Movement in non-performing loans, advances and financing ("NPL") are as follows:

	Group		Bank	
	30 June 2008 RM'000	**30 June 2007 RM'000**	**30 June 2008 RM'000**	**30 June 2007 RM'000**
At beginning of the year	**8,258,214**	9,211,938	**8,054,673**	8,757,597
Non-performing during the year	**3,894,201**	4,506,633	**3,471,106**	4,470,979
Reclassified as performing	**(2,304,117)**	(3,004,543)	**(2,070,771)**	(2,853,189)
Acquisition of businesses of KBB and AMEX	**-**	77,008	**-**	77,008
Transfer from subsidiaries		-	**-**	22,554
Recovered during the year	**(1,740,968)**	(1,122,873)	**(1,511,268)**	(1,047,068)
Amount written off	**(1,569,501)**	(846,928)	**(1,420,809)**	(825,719)
Converted to Securities	**(47,188)**	(63,799)	**(47,188)**	(63,798)
Converted to Properties	**(5,700)**	-	**(5,700)**	-
Amount transferred to Maybank Islamic Bhd		-	**(1,245,328)**	-
Sale of NPL	**(97,615)**	(512,313)	**(97,615)**	(512,313)
Exchange differences and expenses debited	**85,122**	13,091	**87,112**	28,622
At end of the year	**6,472,448**	8,258,214	**5,214,212**	8,054,673
Less: Specific allowance	**(3,229,837)**	(3,875,219)	**(2,574,307)**	(3,696,358)
Net non-performing loans, advances and financing	**3,242,611**	4,382,995	**2,639,905**	4,358,315
Net NPL as a% of gross loans, advances and financing (including Islamic loans sold to Cagamas) less specific allowance	**1.92%**	3.03%	**1.86%**	3.11%

(v) Movement in specific allowance for bad and doubtful debts (and financing) accounts are as follows:

	Group		Bank	
	30 June 2008 RM'000	**30 June 2007 RM'000**	**30 June 2008 RM'000**	**30 June 2007 RM'000**
Specific Allowance				
At beginning of the year	**3,875,219**	4,010,299	**3,696,358**	3,805,936
Allowance made during the year	**1,649,562**	1,733,021	**1,451,779**	1,687,783
Amount written back in respect of recoveries	**(701,148)**	(584,810)	**(563,134)**	(569,397)
Acquisition of businesses of KBB and AMEX	**-**	50,709	**-**	50,709
Amount written off	**(1,569,501)**	(1,233,023)	**(1,420,809)**	(1,211,814)
Transfer to general allowance	**(7,366)**	(32,724)	**(4,302)**	(9,812)
Transferred to impairment losses in value of securities	**(8,651)**	(8,488)	**(8,651)**	(8,488)
Transfer to restructured/rescheduled loans	**(15,636)**	(39,055)	**(15,636)**	(33,765)
Amount transferred to Maybank Islamic Bhd	**-**	-	**(579,816)**	-
Exchange differences	**7,358**	(20,710)	**18,518**	(14,794)
At end of the year	**3,229,837**	3,875,219	**2,574,307**	3,696,358

(vi) Movement in general allowance for bad and doubtful debts (and financing) accounts are as follows:

	Group 30 June 2008 RM'000	Group 30 June 2007 RM'000	Bank 30 June 2008 RM'000	Bank 30 June 2007 RM'000
General Allowance				
At beginning of the year	**2,757,315**	2,415,073	**2,613,274**	2,258,397
Allowance made during the year	**437,587**	361,053	**407,326**	343,381
Amount written back	**(22,418)**	(41,802)	**-**	-
Amount transferred to Maybank Islamic Bhd	**-**		**(307,891)**	-
Acquisition of business of KBB	**-**	3,419	**-**	3,419
Transfer from subsidiaries	**-**	-	**-**	5,352
Transfer from specific allowance	**7,366**	32,724	**4,302**	9,812
Exchange differences	**7,761**	(13,152)	**11,505**	(7,087)
At end of the year	**3,187,611**	2,757,315	**2,728,516**	2,613,274
As % of gross loans, advances and financing (including Islamic loans sold to Cagamas) less specific allowance)	**1.89%**	1.90%	**1.93%**	1.87%

A11. Other Assets

	Group 30 June 2008 RM'000	Group 30 June 2007 RM'000	Bank 30 June 2008 RM'000	Bank 30 June 2007 RM'000
Interest receivables	825,087	813,824	759,031	719,037
Prepayments and deposits	452,537	422,683	415,148	379,041
Other debtors	2,395,812	1,897,702	1,803,306	765,715
Tax Recoverable	117,874	123,155	-	-
Properties -Foreclosed & Acquired in satisfaction of Loan	124,377	118,029	62,561	56,816
	3,915,687	3,375,393	3,040,046	1,920,609
Assets transferred to subsidiary, pursuant to transfer of Islamic Banking operations	-	-	-	(73,476)
	3,915,687	3,375,393	3,040,046	1,847,133

A12. Deposits from Customers

	Group 30 June 2008 RM'000	Group 30 June 2007 RM'000	Bank 30 June 2008 RM'000	Bank 30 June 2007 RM'000
Fixed deposits and negotiable instruments of deposits				
- One year or less	102,661,282	101,012,633	84,064,822	87,798,019
- More than one year	3,073,899	3,450,037	1,571,969	3,160,018
Money Market deposits	10,964,912	-	10,964,912	-
Savings deposits	29,425,896	27,842,616	25,027,773	27,398,458
Demand deposits	38,634,568	30,890,786	32,721,668	30,738,870
Structured deposits *	2,351,520	480,690	1,971,420	480,690
	187,112,077	163,676,762	156,322,564	149,576,055
Liabilities transferred to subsidiary, pursuant to transfer of Islamic Banking operations	-	-	-	(15,720,442)
	187,112,077	163,676,762	156,322,564	133,855,613

* Structured deposits represent foreign currency time deposits with embedded foreign exchange option and commodity-linked time deposits

	Group 30 June 2008 RM'000	Group 30 June 2007 RM'000	Bank 30 June 2008 RM'000	Bank 30 June 2007 RM'000
Business enterprises	68,428,468	63,413,067	52,832,804	52,266,805
Individuals	90,243,156	82,080,948	83,229,457	81,441,707
Government and statutory bodies	7,703,001	8,030,787	5,028,237	7,780,128
Others	20,737,452	10,151,960	15,232,066	8,087,415
	187,112,077	163,676,762	156,322,564	149,576,055
Liabilities transferred to subsidiary, pursuant to transfer of Islamic Banking operations	-	-	-	(15,720,442)
	187,112,077	163,676,762	156,322,564	133,855,613

A13. Deposits and Placement of Banks and Other Financial Institutions and Debt Securities

	Group 30 June 2008 RM'000	Group 30 June 2007 RM'000	Bank 30 June 2008 RM'000	Bank 30 June 2007 RM'000
Licensed banks	20,339,978	23,815,084	21,832,396	26,963,414
Licensed finance companies	733	222,632	733	222,632
Licensed merchant banks	451,206	986,631	451,206	986,631
Other financial institutions	3,762,189	4,510,343	3,562,962	4,510,343
	24,554,106	29,534,690	25,847,297	32,683,020
Liabilities transferred to subsidiary, pursuant to transfer of Islamic Banking operations	-	-	-	(1,512,284)
	24,554,106	29,534,690	25,847,297	31,170,736
Maturity structure of deposits and placements of banks and other financial institutions				
- One year or less	22,750,881	24,651,295	24,229,174	27,804,605
- More than one year	1,803,225	4,883,395	1,618,123	4,878,415
	24,554,106	29,534,690	25,847,297	32,683,020
Subordinated obligations				
Unsecured				
- less than one year	-	-	-	-
- more than one year	[1] 4,975,723	[1] 6,344,048	[1] 4,975,723	[1] 6,344,048

[1] Includes Subordinated Notes of USD300 million. (30 June 2007: USD680 million)

A14. Other Liabilities

	Group		Bank	
	30 June 2008 RM'000	30 June 2007 RM'000	30 June 2008 RM'000	30 June 2007 RM'000
Interest/Profit payable	1,009,604	1,166,598	947,456	1,122,645
Provision for outstanding claims	421,234	429,786	-	-
Unearned premium reserves	273,755	275,816	-	-
Profit Equalisation Reserves	65,623	64,205	-	61,768
Provisions and accruals	1,252,134	976,262	926,011	863,474
Due to brokers and clients	234,407	389,751	-	-
Deposits and other creditors	1,991,806	1,787,149	2,045,607	1,849,086
	5,248,563	5,089,567	3,919,074	3,896,973
Liabilities transferred to subsidiary, pursuant to transfer of Islamic Banking operations	-	-	-	(916,632)
	5,248,563	5,089,567	3,919,074	2,980,341

A15. Interest Income

	4th Quarter Ended		Financial Year Ended	
	30 June 2008 RM'000	30 June 2007 RM'000	30 June 2008 RM'000	30 June 2007 RM'000
Group				
Loans, advances and financing				
- Interest income other than recoveries from NPL	1,809,137	1,716,688	7,197,257	6,809,672
- Recoveries from NPL	86,722	97,277	316,669	366,340
Money at call and deposit placements with financial institutions	353,047	660,896	1,884,577	2,014,994
Securities purchased under resale agreements	438	3,331	6,466	18,283
Securities held-for-trading	209,032	149,619	708,023	415,048
Securities available-for-sale	333,110	236,743	1,289,469	1,116,992
Securities held-to-maturity	5,224	61,344	85,053	225,075
	2,796,710	2,925,898	11,487,514	10,966,404
Amortisation of premium less accretion of discounts	20,557	(8,779)	28,784	(53,029)
Net interest/income clawed back/suspended	(9,104)	(11,783)	(48,300)	(57,280)
	2,808,163	2,905,336	11,467,998	10,856,095
Bank				
Loans, advances and financing				
- Interest income other than recoveries from NPL	1,743,019	1,652,832	6,920,273	6,542,729
- Recoveries from NPL	85,386	85,709	309,929	347,299
Money at call and deposit placements with financial institutions	393,012	615,217	1,881,285	1,854,075
Securities purchased under resale agreements	282	1,394	3,355	15,103
Securities held-for-trading	203,471	141,624	682,325	392,215
Securities available-for-sale	271,153	230,323	1,094,644	944,917
Securities held-to-maturity	9,463	31,968	72,161	154,212
	2,705,786	2,759,067	10,963,972	10,250,550
Amortisation of premium less accretion of discounts	10,376	(11,129)	(1,697)	(59,152)
Net interest/income clawed back/suspended	(9,104)	(11,783)	(48,300)	(57,280)
	2,707,058	2,736,155	10,913,975	10,134,118

A16. Interest Expense

Group	4th Quarter Ended 30 June 2008 RM'000	4th Quarter Ended 30 June 2007 RM'000	Financial Year Ended 30 June 2008 RM'000	Financial Year Ended 30 June 2007 RM'000
Deposits and placements of banks and other financial institutions	206,067	377,641	1,145,896	1,271,933
Deposits from customers	1,177,341	1,149,390	4,603,598	4,186,470
Loans sold to Cagamas	13,520	26,639	72,663	129,434
Floating rate certificates of deposits	2,809	6,321	19,319	25,395
Subordinated notes	10,682	33,117	63,442	96,382
Subordinated bonds	44,753	12,986	134,269	12,986
Stapled Capital Securities	1,972	-	1,972	-
Others	3	295	50	572
	1,457,147	1,606,389	6,041,209	5,723,172
Bank				
Deposits and placements of banks and other financial institutions	216,653	376,383	1,280,660	1,264,026
Deposits from customers	1,097,636	1,041,495	4,152,745	3,757,708
Loans sold to Cagamas	13,520	26,639	72,663	129,434
Floating rate certificates of deposits	2,809	6,321	19,319	25,395
Subordinated notes	10,682	33,117	63,442	96,382
Subordinated bonds	44,753	12,986	134,269	12,986
Stapled Capital Securities	1,972	-	1,972	-
Others	2	5,171	50	5,448
	1,388,027	1,502,112	5,725,120	5,291,379

A17. Non-interest Income

Group	4th Quarter Ended 30 June 2008 RM'000	4th Quarter Ended 30 June 2007 RM'000	Financial Year Ended 30 June 2008 RM'000	Financial Year Ended 30 June 2007 RM'000
(a) Fee income:				
Commission	239,814	181,853	769,047	669,538
Service charges and fees	202,186	140,190	721,267	592,203
Guarantee fees	24,684	23,126	110,954	93,570
Underwriting fees	11,564	3,748	19,233	12,700
Brokerage income	17,953	24,767	84,547	83,052
Other fee income	19,847	11,237	70,347	36,853
	516,048	384,921	1,775,395	1,487,916
(b) Gain/loss arising from sale of securities:				
Net gain from securities held-for-trading	(10,319)	(12,696)	(37,087)	(4,003)
Net gain from securities available-for-sale	68,292	74,798	190,535	272,632
Net loss from redemption of securities held-to-maturity	-	-	(57)	(269)
Net gain from sale of subsidiary company	-	-	-	456
Net loss from sale of associated company	-	-	(300)	-
	57,973	62,102	153,091	268,816
(c) Gross dividend from:				
Securities portfolio	15,743	13,986	40,495	36,079
(d) Unrealised (loss)/gain on revaluation of securities held-for-trading and derivatives	158,927	33,901	(200,434)	(74,408)
Write back of /(Provision for) impairment losses in securities, net	61,089	10,810	67,081	28,769
	220,016	44,711	(133,353)	(45,639)
(e) Other income:				
Foreign exchange profit	246,179	116,387	623,155	362,785
Net premiums written	123,195	101,827	479,603	470,485
Rental Income	5,192	5,679	17,678	17,956
Gains on disposal of property, plant and equipment	4,411	527	14,608	1,397
Gain on disposal of foreclosed properties	(2,563)	2,799	1,464	3,688
Others	178,828	134,934	266,721	259,615
	555,242	362,153	1,403,229	1,115,926
Total non-interest income	1,365,022	867,873	3,238,857	2,863,098

A17. Non-interest Income (contd)

Bank	4th Quarter Ended 30 June 2008 RM'000	4th Quarter Ended 30 June 2007 RM'000	Financial Year Ended 30 June 2008 RM'000	Financial Year Ended 30 June 2007 RM'000
(a) Fee income:				
Commission	238,749	180,489	762,618	662,300
Service charges and fees	175,677	146,179	627,271	551,206
Guarantee fees	24,623	23,021	110,742	92,910
Underwriting fees	3,904	2,844	5,051	4,638
Other fee income	11,914	8,686	53,561	24,043
	454,867	361,219	1,559,243	1,335,097
(b) Gain/(loss) arising from sale of securities:				
Net (loss)/gain from securities held-for trading	(7,912)	(18,062)	(26,502)	(25,054)
Net gain from securities available-for-sale	36,380	56,753	125,343	203,180
Net loss from redemption of securities held-to-maturity	-	-	(273)	(238)
Net gain from sale of subsidiary company	-	-	5,487	82,376
Net loss from sale of associated company	-	-	(1,800)	-
	28,468	38,691	102,255	260,264
(c) Gross dividend income from:				
Securities portfolio	10,100	9,126	18,155	18,048
Subsidiary companies	-	17,053	10,065	392,774
	10,100	26,179	28,220	410,822
(d) Unrealised (loss)/gain on revaluation of securities held-for-trading and derivatives	136,836	51,300	(167,983)	(63,571)
Write back of /(Provision for) impairment losses in securities, net	60,880	(14,841)	106,609	7,848
Impairment of interest in associates	(28,884)	(5,758)	(28,884)	(21,116)
	168,832	30,701	(90,258)	(76,839)
(e) Other income:				
Foreign exchange profit	247,520	108,620	604,377	343,469
Rental Income	4,932	3,254	16,708	14,876
Gain on disposal of property and equipment (net)	2,794	23	10,020	175
Others	17,841	15,283	55,772	87,781
	273,087	127,180	686,877	446,301
Total non-interest income	935,354	583,970	2,286,337	2,375,645

A18. Overhead Expenses

Group	4th Quarter Ended 30 June 2008 RM'000	4th Quarter Ended 30 June 2007 RM'000	Financial Year Ended 30 June 2008 RM'000	Financial Year Ended 30 June 2007 RM'000
Personnel costs	556,695	450,380	1,946,405	1,759,179
- Salaries, allowances and bonuses	419,315	344,219	1,493,486	1,317,832
- Pension costs	58,568	49,166	218,178	192,070
- Others	78,812	56,995	234,741	249,277
Establishment costs	198,708	169,947	750,819	662,846
- Depreciation	35,057	37,968	134,281	145,225
- Rental of leasehold land and premises	13,489	17,953	68,186	65,588
- Repairs and maintenance of property and equipment	19,941	15,992	76,573	68,938
- Information technology expenses	110,686	76,759	397,940	305,211
- Others	19,535	21,275	73,839	77,884
Marketing expenses	103,748	66,802	419,262	316,771
- Advertisement and publicity	79,266	48,771	331,606	242,610
- Others	24,482	18,031	87,656	74,161
Administration and general expenses	267,499	291,721	1,138,623	1,049,955
- Fees and brokerage	108,456	112,514	429,232	361,575
- Administrative expenses	45,137	63,784	234,277	223,587
- General expenses	44,537	55,731	188,786	183,800
- Claims incurred	58,035	55,976	250,661	249,559
- Others	11,334	3,716	35,667	31,434
	1,126,650	978,850	4,255,109	3,788,751

A18. Overhead Expenses (contd)

	4th Quarter Ended		Financial Year Ended	
	30 June 2008 RM'000	30 June 2007 RM'000	30 June 2008 RM'000	30 June 2007 RM'000
Bank				
Personnel costs	425,076	353,540	1,452,403	1,418,457
- Salaries, allowances and bonuses	383,486	273,350	1,253,467	1,068,010
- Pension costs	53,408	39,011	184,547	156,059
- Others	(11,818)	41,179	14,389	194,388
Establishment costs	187,109	115,866	622,803	489,192
- Depreciation	33,106	27,859	115,669	119,758
- Rental of leasehold land and premises	18,382	14,268	66,570	58,518
- Repairs and maintenance of property and equipment	16,626	14,548	66,686	60,428
- Information technology expenses	75,042	5,479	317,524	187,645
- Others	43,953	53,712	56,354	62,843
Marketing expenses	78,895	42,160	322,290	226,368
- Advertisement and publicity	55,705	27,777	245,535	176,869
- Others	23,190	14,383	76,755	49,499
Administration and general expenses	195,996	194,540	816,474	702,606
- Fees and brokerage	110,393	109,809	413,347	335,743
- Administrative expenses	36,358	49,572	191,792	193,451
- General expenses	38,883	50,151	176,459	166,484
- Others	10,362	(14,992)	34,876	6,928
	887,076	706,106	3,213,970	2,836,623

A19. Allowance for Losses on Loans, Advances and Financing

	4th Quarter Ended		Financial Year Ended	
	30 June 2008 RM'000	30 June 2007 RM'000	30 June 2008 RM'000	30 June 2007 RM'000
Group				
Allowance for bad and doubtful debts and financing:				
- general allowance made (net)	377,801	133,933	415,169	319,251
- specific allowance	315,379	462,692	1,649,562	1,733,021
- specific allowance written back	(106,531)	(127,561)	(701,147)	(584,810)
Bad debts and financing written off	2,263	13,728	45,168	18,411
Bad debts and financing recovered	(235,135)	(437,669)	(597,270)	(784,917)
Provision/(write back) for other debts	(1,315)	1,650	(7,075)	(6,450)
	352,462	46,773	804,407	694,506
Bank				
Allowance for bad and doubtful debts and financing:				
- general allowance made/(written back)	349,206	103,347	398,273	304,034
- specific allowance	217,519	344,622	1,298,604	1,398,225
- specific allowance written back	(78,088)	(111,141)	(519,867)	(517,309)
Bad debts and financing written off	1,935	12,142	44,442	16,489
Bad debts and financing recovered	(221,880)	(408,583)	(562,629)	(712,382)
	268,692	(59,613)	658,823	489,057

A20. SEGMENT INFORMATION ON REVENUES, RESULTS, ASSETS AND LIABILITIES

BUSINESS SEGMENT

	Banking and Finance		Investment Banking		Insurance and Takaful		Others		Eliminations		Consolidated	
	June 2008 RM'000	June 2007 RM'000	June 2008 RM'000	June 2007 RM'000	June 2008 RM'000	June 2007 RM'000	June 2008 RM'000	June 2007 RM'000	June 2008 RM'000	June 2007 RM'000	June 2008 RM'000	June 2007 RM'000
REVENUE AND EXPENSES												
Revenue												
External revenue	14,876,539	13,902,381	454,578	471,058	784,783	761,211	38,042	44,662	-	-	16,153,942	15,179,312
Inter-segment revenue	186,895	585,856	55,780	302,953	213,993	171,278	13,647	774,913	(470,315)	(1,835,000)	-	-
Total revenue	15,063,434	14,488,237	510,358	774,011	998,776	932,489	51,689	819,575	(470,315)	(1,835,000)	16,153,942	15,179,312
Segment results												
Operating profit	4,898,626	5,006,288	131,418	443,570	515,871	457,526	28,283	797,583	(198,954)	(1,588,294)	5,375,143	5,116,673
Loan loss and provision	(843,354)	(793,563)	39,364	47,282	(115)	(40)	(302)	(21)	-	-	(804,407)	(746,342)
Allowance for non-refundable deposit	(483,824)	-	-	-	-	-	-	-	-	-	(483,824)	-
Share of results of associates	(416)	-	-	-	-	-	(426)	(6,633)	-	-	(842)	(6,633)
Profit before taxation	3,570,931	4,212,725	170,782	490,852	515,756	457,486	27,555	790,929	(198,954)	(1,588,294)	4,086,070	4,363,698
Taxation & Zakat	(892,370)	(1,095,456)	(47,956)	(112,742)	(155,022)	(107,612)	(9,709)	(3,978)	21,327	208,961	(1,083,730)	(1,110,827)
Profit after taxation and zakat	2,678,561	3,117,269	122,826	378,110	360,734	349,874	17,846	786,951	(177,627)	(1,379,333)	3,002,340	3,252,871
Minority interest	-	-	-	-	-	-	-	-	-	-	(74,138)	(74,499)
Net profit for the year	2,678,561	3,117,269	122,826	378,110	360,734	349,874	17,846	786,951	(177,627)	(1,379,333)	2,928,202	3,178,372
OTHER INFORMATION												
Capital expenditure	195,898	183,595	3,998	975	5,462	15,194	93	1,204	-	-	205,451	200,968
Depreciation	121,076	132,928	2,512	3,879	9,057	6,788	1,636	1,630	-	-	134,281	145,225
Amortisation	45,344	30,364	1,287	1,317	2,873	3,733	190	224			49,694	35,638
Non-cash expenses/(income) other than depreciation	351,985	35,525	16,736	15,492	(881)	2,129	(63)	(9,678)	-	-	367,777	43,468

	June 2008 RM'000	June 2007 RM'000	June 2008 RM'000	June 2007 RM'000	June 2008 RM'000	June 2007 RM'000	June 2008 RM'000	June 2007 RM'000	June 2008 RM'000	June 2007 RM'000	June 2008 RM'000	June 2007 RM'000
ASSETS AND LIABILITIES												
Segment assets	255,433,080	239,385,356	9,124,230	10,041,389	20,503,181	19,908,892	4,554,556	3,049,561	(22,733,194)	(15,761,523)	266,881,853	256,623,675
Investments in associates	33,320	40,739	-	-	-	-	2,185,527	11,566	-	(8,704)	2,218,847	43,601
Total assets	255,466,400	239,426,095	9,124,230	10,041,389	20,503,181	19,908,892	6,740,083	3,061,127	(22,733,194)	(15,770,227)	269,100,700	256,667,276
Total segment liabilities	236,405,562	219,659,303	7,812,240	8,778,938	16,674,852	16,108,436	4,224,649	989,936	(16,108,365)	(8,737,485)	249,008,938	236,799,128

GEOGRAPHICAL SEGMENT

	External Revenue		Profit Before Tax & Zakat		Capital expenditure		Segment assets	
	June 2008 RM'000	June 2007 RM'000	June 2008 RM'000	June 2007 RM'000	June 2008 RM'000	June 2007 RM'000	June 2008 RM'000	June 2007 RM'000
Malaysia	13,147,416	13,711,517	3,593,693	5,313,688	164,372	183,139	221,821,839	209,086,242
Singapore	2,200,909	1,872,772	530,908	368,625	33,883	12,039	47,059,587	39,178,558
Other locations	1,275,932	1,430,023	160,423	269,679	7,196	5,790	22,952,468	24,172,703
	16,624,257	17,014,312	4,285,024	5,951,992	205,451	200,968	291,833,894	272,437,503
Eliminations	(470,315)	(1,835,000)	(198,954)	(1,588,294)	-	-	(22,733,194)	(15,770,227)
Group	16,153,942	15,179,312	4,086,070	4,363,698	205,451	200,968	269,100,700	256,667,276

A21. Carrying Amount of Revalued Assets

The Group's and the Bank's property and equipment are stated at cost less accumulated depreciation and accumulated impairment losses. There was no change in the valuation of property and equipment that were brought forward from the previous audited annual financial statements for the year ended 30 June 2007.

A22. Subsequent Events

There were no material events subsequent to the balance sheet date, other than that mentioned in Note B8.

A23. Changes in the Composition of the Group

The changes to the composition of the Group during the financial year are further elaborated in Note B8.

A24. Commitments and Contingencies and Off-Balance Sheet Financial Instruments (contd.)

Market Risk

Market risk is the potential change in value caused by movement in market rates or prices. The contractual amounts provide only a measure of involvement in these types of transactions and do not represent the amounts subject to market risk. Exposure to market risk may be reduced through offsetting on and off-balance sheet positions. As at 30 June 2008, the amount of contracts that was not hedged in the Group and the Bank and, hence, exposed to market risk was RM245.6 million (30 June 2007: RM135.9 million).

Credit Risk

Credit risk arises from the possibility that a counter-party may be unable to meet the terms of a contract in which the Group and the Bank has a gain in a contract. As at 30 June 2008, the amount of credit risk in the Group and the Bank, measured in terms of the cost to replace the profitable contracts, was RM302.5 million (30 June 2007: RM159.1 million). This amount will increase or decrease over the life of the contracts, mainly as a function of maturity dates and market rates or prices.

A24. Commitments and Contingencies and Off-Balance Sheet Financial Instruments

In the normal course of business, the Bank and its subsidiaries make various commitments and incur certain contingent liabilities with legal recourse to its customers. No material losses are anticipated as a result of these transactions.

The risk-weighted exposures of the Bank and its subsidiaries as at the following dates are as follows:

Group		As at 30 June 2008			As at 30 June 2007	
	Notional Amount RM'000	Credit Equivalent Amount* RM'000	Risk Weighted Amount* RM'000	Notional Amount RM'000	Credit Equivalent Amount* RM'000	Risk Weighted Amount* RM'000
Direct credit substitutes	**5,374,494**	**5,374,494**	**4,926,774**	5,171,650	5,171,650	4,736,389
Certain transaction-related contingent items	**9,764,496**	**4,888,972**	**4,538,086**	7,213,591	3,606,795	3,273,307
Short-term self-liquidating trade-related contingencies	**5,030,236**	**1,000,050**	**616,592**	6,562,586	1,312,517	614,099
Islamic housing and hire purchase loans sold to Cagamas Berhad	**1,013,603**	**1,013,603**	**800,474**	1,196,143	1,196,143	991,686
Obligations under underwriting agreements	**377,364**	**91,182**	**73,182**	1,166,613	583,307	583,307
Irrevocable commitments to extend credit:						
- maturity within one year	**67,183,070**	**-**	**-**	60,228,585	-	-
- maturity exceeding one year	**9,993,821**	**4,996,911**	**4,829,304**	9,887,353	4,943,676	4,715,569
Foreign exchange related contracts:						
- less than one year	**55,082,330**	**668,355**	**281,824**	50,797,825	525,756	180,914
- one year to less than five years	**986,785**	**44,714**	**4,560**	757,997	7,845	2,699
Interest rate related contracts:						
- less than one year	**25,007,333**	**813,158**	**226,585**	23,812,539	863,091	214,301
- one year to less than five years	**16,760,168**	**431,902**	**295,928**	2,182,786	79,116	19,645
- five years and above	**2,679,826**	**175,229**	**125,918**	3,587,527	130,030	32,287
Miscellaneous	**4,963,237**	**-**	**-**	2,827,255	-	-
	204,216,762	**19,498,570**	**16,719,227**	175,392,450	18,419,926	15,364,203

A24. Commitments and Contingencies and Off-Balance Sheet Financial Instruments (continued)

Bank	Notional Amount RM'000 (As at 30 June 2008)	Credit Equivalent Amount* RM'000 (As at 30 June 2008)	Risk Weighted Amount* RM'000 (As at 30 June 2008)	Notional Amount RM'000 (As at 30 June 2007)	Credit Equivalent Amount* RM'000 (As at 30 June 2007)	Risk Weighted Amount* RM'000 (As at 30 June 2007)
Direct credit substitutes	**4,488,159**	**4,488,159**	**4,152,957**	4,470,302	4,470,302	4,035,043
Certain transaction-related contingent items	**9,095,796**	**4,547,896**	**4,244,422**	7,144,082	3,572,041	3,242,020
Short-term self-liquidating trade-related contingencies	**4,661,882**	**932,376**	**561,818**	6,495,940	1,299,188	606,916
Islamic housing and hire purchase loans sold to Cagamas Berhad	**-**	**-**	**-**	1,196,143	1,196,143	991,686
Obligations under underwriting agreements	**182,364**	**91,182**	**73,182**	286,822	143,411	143,411
Irrevocable commitments to extend credit:						
- maturity within one year	**60,803,246**	**-**	**-**	59,698,675	-	-
- maturity exceeding one year	**9,558,044**	**4,779,022**	**4,724,882**	9,299,580	4,649,790	4,555,080
Foreign exchange related contracts:						
- less than one year	**55,082,330**	**667,830**	**281,824**	50,797,825	525,756	180,914
- one year to less than five years	**986,785**	**13,164**	**4,560**	757,997	7,845	2,699
Interest rate related contracts:						
- less than one year	**24,063,151**	**813,048**	**226,428**	23,371,524	847,098	206,638
- one year to less than five years	**15,728,681**	**404,554**	**265,918**	2,142,360	77,650	18,942
- five years and above	**2,571,142**	**161,917**	**119,261**	3,521,085	127,621	31,132
Miscellaneous	**4,857,813**	**-**	**-**	2,774,807	-	-
	192,079,393	**16,899,148**	**14,655,252**	171,957,142	16,916,845	14,014,481

* **The credit equivalent amount and the risk-weighted amount are arrived at using the credit conversion factors and risk weights respectively, as specified by Bank Negara Malaysia.**

A26. Interest Rate Risk

Group As at 30 June 2008	Non trading book Up to 1 month RM'000	>1 - 3 months RM'000	>3 - 12 months RM'000	>1 - 5 years RM'000	over 5 years RM'000	Non- Interest sensitive RM'000	Trading books RM'000	Total RM'000	Effective Interest rate %
ASSETS									
Cash and short-term funds	24,159,124	-	-	-	-	3,485,235	-	27,644,359	3.52
Deposits and placements with banks and other financial institutions	142,323	5,855,128	2,889,216	-	19,000	50,848	-	8,956,515	3.21
Securities purchased under resale agreements	-	-	-	-	-	-	-	-	-
Securities held-for-trading							880,794	880,794	4.84
Securities available-for-sale	321,153	464,642	121,117	1,506,902	458,735	4,696	31,606,890	34,484,135	5.03
Securities held-to-maturity	3,993	15,481	117,081	657,625	191,299	200,748	-	1,186,227	6.40
Loans, advances and financing									
- performing	68,847,061	16,972,070	16,410,964	18,146,327	23,765,415	20,602,829	-	164,744,666	6.46
- non-performing*	-	-	-	-	-	55,000	-	55,000	-
Derivative assets							830,150	830,150	-
Other Assets	-	-	-	-	-	3,915,687	-	3,915,687	-
Other non-interest sensitive balances	-	-	-	-	-	10,713,198	-	10,713,198	-
Life, general takaful and family takaful fund assets	-	-	-	-	-	15,689,969	-	15,689,969	-
TOTAL ASSETS	93,473,654	23,307,321	19,538,378	20,310,854	24,434,449	54,718,210	33,317,834	269,100,700	

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

A26. Interest Rate Risk (contd)

Group As at 30 June 2008	Non trading book Up to 1 month RM'000	>1 - 3 months RM'000	>3 - 12 months RM'000	>1 - 5 years RM'000	over 5 years RM'000	Non-interest sensitive RM'000	Trading books RM'000	Total RM'000	Effective interest rate %
LIABILITIES AND SHAREHOLDERS' EQUITY									
Deposits from customers	69,355,844	23,664,629	39,142,581	33,697,356	66,300	21,185,367	-	187,112,077	1.86
Deposits and placements of banks and other financial institutions	17,290,526	4,291,998	1,039,876	1,349,196	249,727	332,783	-	24,554,106	3.02
Obligations on securities sold under repurchase agreements	322,371	-	-	-	-	-	-	322,371	2.80
Bills and acceptances payable	1,470,830	1,514,899	290,328	-	-	1,516,245	-	4,792,302	3.57
Recourse obligations on loans sold to Cagamas	-	393,581	515,272	365,216	-	-	-	1,274,069	4.38
Derivative liabilities	-	-	-	-	-	-	1,055,097	1,055,097	-
Subordinated obligations	-	-	975,723	4,000,000	-	-	-	4,975,723	4.28
Stapled Capital Securities	-	-	-	-	3,497,316	-	-	3,497,316	6.85
Other liabilities	-	-	-	-	-	5,248,563	-	5,248,563	-
Other non-interest sensitive balances	-	-	-	-	-	487,345	-	487,345	-
Life, general takaful and family takaful fund liabilities	-	-	-	-	-	4,032,822	-	4,032,822	-
Life, general takaful and family takaful policy holders' funds	-	-	-	-	-	11,657,147	-	11,657,147	-
Total Liabilities	88,439,571	29,865,107	41,963,780	39,411,768	3,813,343	44,460,272	1,055,097	249,008,938	
Shareholders' equity	-	-	-	-	-	19,302,493	-	19,302,493	
Minority interests	-	-	-	-	-	789,269	-	789,269	
Total Liabilities and Shareholders' Equity	88,439,571	29,865,107	41,963,780	39,411,768	3,813,343	64,552,034	1,055,097	289,100,700	
On-balance sheet interest sensitivity gap	5,034,083	(6,557,786)	(22,425,402)	(19,100,914)	20,621,106	(9,833,824)	32,262,737		
Off-balance sheet interest sensitivity gap (interest rate swaps)	(1,340,624)	2,053,934	4,809,109	(4,048,764)	(1,473,655)	-	-		
Total interest sensitivity gap	3,693,459	(4,503,852)	(17,616,293)	(23,149,678)	19,147,451	(9,833,824)	32,262,737	-	
Cumulative interest rate sensitivity gap	3,693,459	(810,393)	(18,426,686)	(41,576,364)	(22,428,913)	(32,262,737)	-		

* This is arrived at after deducting the general allowance and specific allowance from the outstanding non-performing loans.

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated In Malaysia)

A25. Interest Rate Risk (contd)

Group As at 30 June 2007	Non trading book Up to 1 month RM'000	>1 - 3 months RM'000	>3 - 12 months RM'000	>1 - 5 years RM'000	over 5 years RM'000	Non-interest sensitive RM'000	Trading books RM'000	Total RM'000	Effective interest rate %
ASSETS									
Cash and short-term funds	32,184,637	-	-	-	-	5,289,928	122,857	37,597,422	4.66
Deposits and placements with banks and other financial institutions	75,602	9,934,437	6,900,360	10,000	5,000	418,897	3,925	17,348,421	4.77
Securities purchased under resale agreements	173,351	85,421	-	-	-	-	-	258,772	3.20
Securities held-for-trading	-	-	-	-	-	-	2,032,634	2,032,634	4.43
Securities available-for-sale	-	-	-	-	-	-	29,124,704	29,124,704	4.32
Securities held-to-maturity	275,534	109,462	988,426	715,724	401,429	43,817	-	2,534,392	4.29
Loans, advances and financing									
- performing	57,832,642	10,674,373	8,770,062	24,399,903	24,939,881	12,622,195	-	139,239,056	6.62
- non-performing*	-	-	-	-	-	1,625,680	-	1,625,680	-
Derivative assets	-	-	-	-	-	-	394,870	394,870	-
Other Assets	-	-	-	-	-	3,375,393	-	3,375,393	
Other non-interest sensitive balances	-	-	-	-	-	8,098,073	-	8,098,073	-
Life, general takaful and family takaful fund assets	-	-	-	-	-	15,037,859	-	15,037,859	-
TOTAL ASSETS	90,541,966	20,803,693	16,658,848	25,125,627	25,346,310	46,511,842	31,678,990	256,667,276	

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

A25. Interest Rate Risk (contd)

Group As at 30 June 2007	Non trading book: Up to 1 month RM'000	>1 - 3 months RM'000	>3 - 12 months RM'000	>1 - 5 years RM'000	over 5 years RM'000	Non-interest sensitive RM'000	Trading books RM'000	Total RM'000	Effective interest rate %
LIABILITIES AND SHAREHOLDERS' EQUITY									
Deposits from customers	53,845,268	18,489,984	34,003,949	38,824,910	164,646	18,328,005	-	163,676,762	2.14
Deposits and placements of banks and other financial institutions	14,316,670	7,891,224	2,425,445	1,496,682	457,273	2,947,396	-	29,534,690	3.93
Obligations on securities sold under repurchase agreements	9,572,963	152,690	231,412	-	-	-	-	9,957,065	3.12
Bills and acceptances payable	236,919	698,265	278,898	-	-	1,715,988	-	2,930,070	3.56
Recourse obligations on loans sold to Cagamas	182,105	54,248	591,781	1,627,628	-	-	-	2,455,762	4.09
Derivative liabilities	-	-	-	-	-	-	656,705	656,705	-
Subordinated obligations	-	-	-	-	6,344,048	-	-	6,344,048	4.77
Other liabilities	-	-	-	-	-	5,089,567	-	5,089,567	
Other non-interest sensitive balances	-	-	-	-	-	1,116,600	-	1,116,600	-
Life, general takaful and family takaful fund liabilities	-	-	-	-	-	1,194,914	-	1,194,914	-
Life, general takaful and family takaful policy holders' funds	-	-	-	-	-	13,842,945	-	13,842,945	-
Total Liabilities	78,153,925	27,286,411	37,531,485	41,949,220	6,965,967	44,235,415	656,705	236,799,128	
Shareholders' equity	-	-	-	-	-	19,197,656	-	19,197,656	
Minority interests	-	-	-	-	-	670,492	-	670,492	
Total Liabilities and Shareholders' Equity	78,153,925	27,286,411	37,531,485	41,949,220	6,965,967	64,103,563	656,705	256,667,276	
On-balance sheet interest sensitivity gap	12,388,041	(6,482,716)	(20,872,637)	(16,823,593)	18,360,343	(17,591,721)	31,022,285	-	
Off-balance sheet interest sensitivity gap (interest rate swaps)	(2,408,732)	2,520,569	1,628,139	(446,677)	(1,293,299)	-	-	-	
Total interest sensitivity gap	9,979,309	(3,962,149)	(19,244,498)	(17,270,270)	17,067,044	(17,591,721)	31,022,285	-	
Cumulative interest rate sensitivity gap	9,979,309	6,017,160	(13,227,338)	(30,497,608)	(13,430,564)	(31,022,285)	-		

* This is arrived at after deducting the general allowance and specific allowance from the outstanding non-performing loans.

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

A25. **Interest Rate Risk** (contd)

	Non trading book								
Bank	**Up to**	**>1 - 3**	**>3 - 12**	**>1 - 5**	**over 5**	**Non-interest**	**Trading**		**Effective interest**
As at 30 June 2008	**1 month**	**months**	**months**	**years**	**years**	**sensitive**	**books**	**Total**	**rate**
	RM'000	**RM'000**	**RM'000**	**RM'000**	**RM'000**	**RM'000**	**RM'000**	**RM'000**	**%**
ASSETS									
Cash and short-term funds	20,419,009	-	-	-	-	3,650,608	-	24,069,617	2.92
Deposits and placements with banks								-	
and other financial institutions	142,323	5,591,067	2,840,871	-	-	221,231	-	8,795,492	3.11
Securities purchased under resale								-	
agreements	-	-	-	-	-	-	-	-	-
Securities held-for-trading	-	-	-	-	-	-	418,170	418,170	4.87
Securities available-for-sale	-	-	-	-	-	-	28,620,398	28,620,398	4.33
Securities held-to-maturity	-	15,022	45,047	350,030	81,635	181,238	-	672,972	6.17
Loans, advances and financing								-	
- performing	67,055,417	15,800,249	15,254,020	17,518,425	23,446,221	-	-	139,074,332	6.38
- non-performing*						(88,611)		(88,611)	-
Derivative assets	-	-	-	-	-	-	828,182	828,182	-
Other assets	-	-	-	-	-	3,040,046	-	3,040,046	-
Other non-interest sensitive								-	
balances	-	-	-	-	-	13,741,887	-	13,741,887	-
TOTAL ASSETS	87,616,749	21,406,338	18,139,938	17,868,455	23,527,856	20,746,399	29,866,750	219,172,485	

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

A25. Interest Rate Risk (contd)

Bank **As at 30 June 2008**	**Up to 1 month RM'000**	**>1 - 3 months RM'000**	**>3 - 12 months RM'000**	**>1 - 5 years RM'000**	**over 5 years RM'000**	**Non-interest sensitive RM'000**	**Trading books RM'000**	**Total RM'000**	**Effective interest rate %**
	←		Non trading book			→			
LIABILITIES AND SHAREHOLDERS' EQUITY									
Deposits from customers	59,664,916	21,770,498	38,843,576	33,527,951	66,300	2,449,323	-	156,322,564	1.71
Deposits and placements of banks								-	
and other financial institutions	16,777,231	4,276,011	1,035,122	1,348,752	249,727	2,158,454	-	25,847,297	2.64
Obligations on securities sold								-	
under repurchase agreements	322,371	-	-	-	-	-	-	322,371	2.80
Bills and acceptances payable	1,470,830	1,514,899	290,328	-	-	1,120,324	-	4,396,381	3.58
Recourse obligations on loans sold to Cagamas	-	393,581	515,272	365,216	-	-	-	1,274,069	4.38
Derivative liabilities	-	-	-	-	-	-	1,027,048	1,027,048	-
Subordinated obligations	-	-	975,723	4,000,000	-	-	-	4,975,723	4.28
Stapled Capital Securities					3,497,316			3,497,316	6.85
Other liabilities	-	-	-	-	-	3,919,074	-	3,919,074	-
Other non-interest sensitive balances	-	-	-	-	-	390,327	-	390,327	-
Total Liabilities	78,235,348	27,956,989	41,660,021	39,241,919	3,813,343	10,037,502	1,027,048	201,972,170	
Shareholders' equity	-	-	-	-	-	17,200,315	-	17,200,315	
Total Liabilities and Shareholders' Equity	78,235,348	27,956,989	41,660,021	39,241,919	3,813,343	27,237,817	1,027,048	219,172,485	
On-balance sheet interest sensitivity gap	9,381,401	(6,550,651)	(23,520,083)	(21,373,464)	19,714,513	(6,491,418)	28,839,702	-	
Off-balance sheet interest sensitivity gap (interest rate swaps)	(1,135,864)	1,994,366	2,382,418	(1,851,109)	(1,389,811)	-	-	-	
Total interest sensitivity gap	8,245,537	(4,556,285)	(21,137,665)	(23,224,573)	18,324,702	(6,491,418)	28,839,702	-	
Cumulative interest rate sensitivity gap	8,245,537	3,689,252	(17,448,413)	(40,672,986)	(22,348,284)	(28,839,702)	-		

* This is arrived at after deducting the general allowance and specific allowance from the outstanding non-performing loans.

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

A25. Interest Rate Risk (contd)

Bank As at 30 June 2007	Non trading book Up to 1 month RM'000	>1 - 3 months RM'000	>3 - 12 months RM'000	>1 - 5 years RM'000	over 5 years RM'000	Non-interest sensitive RM'000	Trading books RM'000	Sub-Total RM'000	Transfer to subsidiary, pursuant to Islamic Banking operations RM'000	Total RM'000	Effective interest rate %
ASSETS											
Cash and short-term funds	29,117,254	-	-	-	-	5,083,655	-	34,200,909	(1,633,560)	32,567,349	4.58
Deposits and placements with banks and other financial institutions	31,823	8,684,258	6,468,752	-	-	396,081	-	15,560,914	(1,120)	15,559,794	4.84
Securities purchased under resale agreements	173,351	85,421	-	-	-	-	-	258,772	-	258,772	3.20
Securities held-for-trading	-	-	-	-	-	-	1,447,227	1,447,227			4.20
Securities available-for-sale	-	-	-	-	-	-	25,213,654	25,213,654	(3,246,350)	25,378,595	3.95
Securities held-to-maturity	-	91,003	1,126,672	357,147	363,869	25,373	-	1,964,064			4.45
Loans, advances and financing											
- performing	56,346,011	8,711,918	7,810,960	24,123,624	24,766,171	12,719,773	-	134,478,457	(17,666,463)	118,557,035	6.60
- non-performing*	-	-	-	-	-	1,745,041	-	1,745,041		-	-
Derivative assets	-	-	-	-	-	-	390,406	390,406		390,406	-
Other assets	-	-	-	-	-	1,920,609	-	1,920,609	(73,476)	1,847,133	-
Other non-interest sensitive balances	-	-	-	-	-	10,267,187	-	10,267,187	(501,000)	9,766,187	-
TOTAL ASSETS	85,668,439	17,552,600	15,406,384	24,480,771	25,130,040	32,157,719	27,051,287	227,447,240	(23,121,969)	204,325,271	

A25. Interest Rate Risk (contd)

Bank As at 30 June 2007	Non trading book: Up to 1 month RM'000	>1 - 3 months RM'000	>3 - 12 months RM'000	>1 - 5 years RM'000	over 5 years RM'000	Non-interest sensitive RM'000	Trading books RM'000	Sub-Total RM'000	Transfer to subsidiary, pursuant to Islamic Banking operations RM'000	Total RM'000	Effective interest rate %
LIABILITIES AND SHAREHOLDERS' EQUITY											
Deposits from customers	43,631,730	15,989,458	33,013,878	38,716,551	16,300	18,208,138	-	149,578,055	(15,720,442)	133,855,613	1.95
Deposits and placements of banks and other financial institutions	17,470,601	7,890,985	2,424,881	1,491,886	457,273	2,947,394	-	32,683,020	(1,512,284)	31,170,736	3.91
Obligations on securities sold under repurchase agreements	10,106,302	152,239	231,314	-	-	-	-	10,489,855	-	10,489,855	3.12
Bills and acceptances payable	236,919	698,265	278,898	-	-	1,708,006	-	2,922,088	(526,874)	2,395,214	3.56
Recourse obligations on loans sold to Cagamas	182,105	54,248	591,781	1,627,628	-	-	-	2,455,762	-	2,455,762	4.09
Derivative liabilities	-	-	-	-	-	-	644,860	644,860	-	644,860	-
Subordinated obligations	-	-	-	-	6,344,048	-	-	6,344,048	-	6,344,048	4.77
Other liabilities	-	-	-	-	-	3,896,973	-	3,896,973	(916,632)	2,980,341	-
Other non-interest sensitive balances	-	-	-	-	-	980,741	-	980,741	-	980,741	-
Total Liabilities	71,627,657	24,785,195	36,540,752	41,836,065	6,817,621	27,741,252	644,860	209,993,402	(18,676,232)	191,317,170	
Shareholders' equity	-	-	-	-	-	17,453,838	-	17,453,838	-	17,453,838	
Total Liabilities and Shareholders' Equity	71,627,657	24,785,195	36,540,752	41,836,065	6,817,621	45,195,090	644,860	227,447,240	(18,676,232)	208,771,008	
On-balance sheet interest sensitivity gap	14,040,762	(7,232,595)	(21,134,368)	(17,355,294)	18,312,419	(13,037,371)	26,406,427	-			
Off-balance sheet interest sensitivity gap (interest rate swaps)	(2,597,074)	2,464,903	1,623,289	(228,771)	(1,262,347)	-	-	-			
Total interest sensitivity gap	11,443,708	(4,767,692)	(19,511,079)	(17,584,065)	17,050,072	(13,037,371)	26,406,427	-			
Cumulative interest rate sensitivity gap	11,443,708	6,676,016	(12,835,063)	(30,419,128)	(13,369,056)	(26,406,427)	-				

* This is arrived at after deducting the general allowance and specific allowance from the outstanding non-performing loans.

A26. Capital Adequacy

The capital adequacy ratios of the Group and the Bank, based on credit and market risks as at the following dates:

	Group		Bank	
	30 June 2008 RM'000	30 June 2007 RM'000	30 June 2008 RM'000	30 June 2007 RM'000
Before deducting proposed dividend:				
Core capital ratio	10.56%	10.06%	11.29%	9.82%
Risk-weighted capital ratio	14.42%	15.14%	12.50%	14.11%
After deducting proposed dividend:				
Core capital ratio	10.21%	9.43%	10.88%	9.13%
Risk-weighted capital ratio	14.08%	14.51%	12.09%	13.42%
Components of Tier I and Tier II capital:				
Tier I capital				
Paid-up share capital	4,881,123	3,889,225	4,881,123	3,889,225
Share premium	2,097,011	2,935,570	2,097,011	2,935,570
Other reserves	12,767,200	12,036,017	10,528,204	10,337,119
NCPCS Securities	3,497,316	-	3,497,316	-
Tier I minority interest	362,087	276,842	-	-
Less: Deferred tax assets [1]	(1,217,490)	(1,016,730)	(1,122,138)	(951,526)
Less: Goodwill [1]	(81,015)	(81,015)	(81,015)	(81,015)
Total Tier I capital	22,306,232	18,039,909	19,800,501	16,129,373
Tier II capital				
Subordinated obligations	4,975,723	6,349,060	4,975,723	6,349,060
General allowance for bad and doubtful debts	3,187,611	2,757,315	2,728,516	2,613,274
Total Tier II capital	8,163,334	9,106,375	7,704,239	8,962,334
Total capital	30,469,566	27,146,284	27,504,740	25,091,707
Less: Investment in subsidiary companies [2]	-	-	(5,583,155)	(1,923,929)
Capital base	30,469,566	27,146,284	21,921,585	23,167,778

[1] Under Bank Negara Guidelines, deferred tax and goodwill are not allowed for computation of capital adequacy ratios.

[2] Excludes the cost of investment in a subsidiary, Myfin Berhad of RM840.0 million, as its business, assets and liabilities have been transferred to the Bank.

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

A27. Operations of Islamic Banking Scheme ("IBS")

A27a. Audited Balance Sheets as at 30 June 2008 [1]

	Group		Bank	
	30 June 2008 RM'000	30 June 2007 RM'000	30 June 2008 RM'000	30 June 2007 RM'000
ASSETS				
Cash and short-term funds	**3,193,457**	1,913,875	-	1,633,560
Deposits and placements with banks and other financial institutions	**1,261**	73,536	-	73,536
Securities portfolio	**2,877,245**	3,735,886	-	3,489,141
Loans and financing	**21,057,888**	17,945,079	-	17,935,458
Deferred tax assets	**27,482**	192,303	-	192,473
Derivative assets	**45,185**	-	-	-
Other assets	**199,564**	91,696	-	77,499
Statutory deposit with Bank Negara Malaysia	**775,000**	501,000	-	501,000
Total Assets	**28,177,082**	24,453,375	-	23,902,667
LIABILITIES				
Deposits from customers	**19,803,980**	16,252,045	-	15,806,576
Deposit and placements of banks and other financial institutions	**5,589,635**	2,278,022	-	2,278,022
Bills and acceptances payable	**390,110**	526,874	-	526,874
Derivatives Liabilities	**45,200**	-	-	-
Other liabilities	**477,604**	694,934	-	646,779
Provision for taxation and zakat	**49,080**	237,754	-	236,531
Subordinated obligations	-	2,500,000	-	2,500,000
Total Liabilities	**26,355,609**	22,489,629	-	21,994,782
ISLAMIC BANKING FUNDS				
Islamic Banking Funds	**111,980**	521,003	-	516,002
Reserves	**1,709,493**	1,442,743	-	1,391,883
	1,821,473	1,963,746	-	1,907,885
Total Liabilities and Islamic Banking Funds	**28,177,082**	24,453,375	-	23,902,667
COMMITMENTS AND CONTINGENCIES	**8,728,220**	9,573,057	-	9,573,057

[1] The assets and liabilities of the Islamic Banking Business of Maybank in Malaysia have been effected and vested to Maybank Islamic Berhad, a wholy owned subsidiary of Maybank, on 1 January 2008.

A27. Operations of Islamic Banking Scheme ("IBS") (contd)

A27b. Audited Income Statements for the 4th Financial Quarter Ended 30 June 2008

	4th Quarter Ended		Financial Year Ended	
	30 June 2008 RM'000	30 June 2007 RM'000	30 June 2008 RM'000	30 June 2007 RM'000
Group				
Income derived from investment of depositors' funds	357,236	356,882	1,435,265	1,367,876
Expenses directly attributable to depositors and Islamic Banking Funds	(96,167)	(17,655)	(146,903)	(48,759)
Transfer from/(to) profit equalisation reserve	(6,457)	(10,575)	(1,570)	79,817
Gross attributable income	254,612	328,652	1,286,792	1,398,934
Allowance for losses on financing, advances and other loans	(64,217)	(140,395)	(222,132)	(261,960)
Total attributable income	190,395	188,257	1,064,660	1,136,974
Income attributable to the depositors	(114,879)	(120,622)	(485,091)	(516,558)
Income attributable to the Group	75,516	67,635	579,569	620,416
Income derived from investment of Islamic Banking Funds				
Gross investment income	35,365	19,501	104,487	73,281
Finance cost	-	(31,924)	(39,569)	(98,090)
Net (expense)/income from investment of Islamic Banking Funds	35,365	(12,423)	64,918	(24,809)
	110,881	55,212	644,487	595,607
Overhead expenses	(71,406)	(88,610)	(371,273)	(319,366)
Profit before zakat and tax expense	39,475	(33,398)	273,214	276,241
Taxation	(17,250)	13,072	(70,832)	(82,293)
Zakat	(1,018)	54	(3,592)	(3,610)
Profit after taxation	21,207	(20,272)	198,790	190,338
Bank				
Income derived from investment of depositors' funds	-	351,935	706,273	1,344,474
Expenses directly attributable to depositors and Islamic Banking Funds	-	(21,028)	(33,852)	(48,705)
Transfer from/(to) profit equalisation reserve	-	(11,230)	(10,225)	80,060
Gross attributable income	-	319,677	662,196	1,375,829
Allowance for losses on financing, advances and other loans	-	(140,544)	(108,897)	(262,212)
Total attributable income	-	179,133	553,299	1,113,617
Income attributable to the depositors	-	(113,841)	(249,977)	(505,232)
Income attributable to the reporting institution	-	65,292	303,322	608,385
Income derived from investment of Islamic Banking Funds				
Gross investment income	-	19,500	45,337	73,277
Finance cost	-	(31,924)	(39,569)	(98,090)
Net (expense)/income from investment of Islamic Banking Funds	-	(12,424)	5,768	(24,813)
	-	52,868	309,090	583,572
Overhead expenses	-	(88,490)	(202,276)	(318,924)
Profit before zakat and tax expense	-	(35,622)	106,814	264,648
Taxation	-	13,828	(32,200)	(80,290)
Zakat	-	58	(1,495)	(3,566)
Profit after taxation	-	(21,736)	73,119	180,792

A27b. Audited Income Statements for the 4th Financial Quarter Ended 30 June 2008 (Contd)

Reconciliation of net income amalgamated with the conventional banking operations:

	Group		Bank	
	30 June 2008 RM'000	30 June 2007 RM'000	30 June 2008 RM'000	30 June 2007 RM'000
Gross attributable income	1,286,792	1,398,934	662,196	1,375,829
Net income from investment of Islamic Banking Funds	64,918	(24,809)	5,768	(24,813)
Total income before allowances for loan losses and overheads	1,351,710	1,374,125	667,964	1,351,016
Income attributable to the depositors	(485,091)	(516,558)	(249,977)	(505,232)
	866,619	857,567	417,987	845,784
Net of Intercompany Income & Expenses	97,987	-	-	-
Income from Islamic Banking scheme	964,606	857,567	417,987	845,784

A27c. Loans and Financing

	Group		Bank	
	30 June 2008 RM'000	30 June 2007 RM'000	30 June 2008 RM'000	30 June 2007 RM'000
Overdrafts	1,997,952	1,677,671	-	1,677,671
Term financing				
- House financing	4,671,245	4,914,912	-	4,914,912
- Syndicated financing	159,073	304,483	-	294,119
- Hire purchase receivables	8,670,953	5,445,996	-	5,445,996
- Other term financing	10,498,294	10,542,596	-	10,542,596
Bills Receivable	71,263	222,021		222,021
Trust receipts	152,488	146,359	-	146,359
Claims on customers under acceptance credits	4,064,557	4,030,226		4,030,226
Staff financing	201,894	186,633		186,633
	30,487,719	27,470,897	-	27,460,533
Unearned income	(8,546,218)	(8,325,050)	-	(8,325,050)
Gross loans and financing	21,941,501	19,145,847	-	19,135,483
Allowance for bad and doubtful debts and financing:				
- specific	(549,632)	(536,572)	-	(536,572)
- general	(333,981)	(664,196)	-	(663,453)
Net loans and financing	21,057,888	17,945,079	-	17,935,458

A27d. (i) Movements in non-performing loans and financing ("NPL") are as follows:

	Group		Bank	
	30 June 2008 RM'000	30 June 2007 RM'000	30 June 2008 RM'000	30 June 2007 RM'000
Balance at beginning of the year	1,306,138	1,363,941	1,306,138	1,363,941
Non-performing during the year	621,839	823,539	295,447	823,539
NPL of subsidiary acquired	-	8,859	-	8,859
Recovered/regularized during the year	(614,967)	(806,036)	(269,973)	(806,036)
Amount written off	(143,660)	(90,291)	(19,953)	(90,291)
Sale of NPL, reported under Head Office	(69,448)	-	(69,448)	-
Amount transfer to Maybank Islamic Berhad	-	-	(1,245,328)	-
Expenses debited to customers' accounts	6,488	6,126	3,117	6,126
Balance at end of the year	1,106,390	1,306,138	-	1,306,138
Specific allowance	-	(536,572)	-	(536,572)
Net non-perfoming loans and financing	1,106,390	769,566	-	769,566
Net NPL as % of gross loans and financing less specific allowance	2.60%	4.14%	-	4.14%

A27. Operations of Islamic Banking Scheme ("IBS") (contd)

A27d. (ii) Movements in the allowance for bad and doubtful debts and financing accounts are as follows:

	Group		Bank	
	30 June 2008 RM'000	30 June 2007 RM'000	30 June 2008 RM'000	30 June 2007 RM'000
General allowance				
At beginning of the year	**664,196**	623,914	**663,453**	623,914
Allowance made during the year	**35,144**	69,324	**9,054**	68,398
Allowance written back	**(743)**	(29,234)	-	(29,051)
Excess of general allowance transferred to Head Office	**(367,233)**	-	**(367,233)**	-
Amount transfer to Maybank Islamic Bhd	-	-	**(307,891)**	-
Amount transfer from KBB	-	192	-	192
Transfer from specific allowance	**2,617**	-	**2,617**	
At end of the year	**333,981**	664,196	-	663,453
As % gross loans and financing less specific allowance	**1.56%**	3.57%	-	3.57%
Specific allowance				
At beginning of the year	**536,572**	390,937	**536,572**	390,937
Allowance made during the year	**299,749**	289,558	**153,175**	289,558
Amount written back	**(96,318)**	(52,088)	**(43,267)**	(52,088)
Amount written off	**(143,660)**	(90,290)	**(19,953)**	(90,290)
Transfer to general allowance	**(2,617)**	-	**(2,617)**	-
Transfer to Head Office for restructuring/ rescheduling of conventional loans	-	(9,502)	-	(9,502)
Transfer from KBB	-	7,957	-	7,957
Sale of NPL, subsequently transferred to Head Office	**(44,094)**	-	**(44,094)**	-
Amount transfer to Maybank Islamic Berhad	-	-	**(579,816)**	-
At end of the year	**549,632**	536,572	-	536,572

A27e. Deposits from Customers

(i) By type of deposit

	Group		Bank	
	30 June 2008 RM'000	30 June 2007 RM'000	30 June 2008 RM'000	30 June 2007 RM'000
Mudharabah Fund				
Demand deposits	**2,179,605**	1,885,819	-	1,885,819
Savings deposits	**108,793**	83,805	-	83,805
General investment deposits	**6,313,712**	6,192,625	-	5,782,692
Special investment deposits	-	483,953	-	483,953
	8,602,110	8,646,202	-	8,236,269
Non-Mudharabah Fund				
Demand deposits	**3,675,392**	2,940,783	-	2,905,247
Savings deposits	**3,959,324**	3,217,921	-	3,217,921
Structured deposits	**345,330**	-	-	-
Negotiable instruments of deposits	**3,221,824**	1,447,139	-	1,447,139
	11,201,870	7,605,843	-	7,570,307
Deposit from Customers	**19,803,980**	16,252,045	-	15,806,576

A27f. Establishment of an Islamic Banking Subsidiary - Maybank Islamic Berhad

On 12 December 2007, Maybank obtained an order from the High Court of Malaya to effect and vest over the assets and liabilities of the Bank's Malaysian Islamic Banking Scheme ("IBS") operations to Maybank Islamic Berhad ("MIB"). The effective date of transfer and vesting of the Malaysian IBS operations is on 1 January 2008. The assets and liabilities vested to MIB are as follows:

(i) As at 31 December 2007

	RM'000
ASSETS	
Cash and short-term funds	1,416,054
Deposits and placements with banks and other financial institutions	4,397
Securities portfolio	2,548,875
Loans and financing	19,485,068
Other assets	103,948
Statutory deposit with Bank Negara Malaysia	603,000
Total Assets	24,161,342
LIABILITIES	
Deposits from customers	17,129,124
Deposit and placements of banks and other financial institutions	4,414,584
Obligations on securities sold under repurchase agreements	29,625
Bills and acceptances payable	12,942
Other liabilities	1,092,202
Provision for zakat	5,058
Total Liabilities	22,683,535
Net Assets	1,477,807

A27f. Establishment of an Islamic Banking Subsidiary - Maybank Islamic Berhad (Contd)

(ii) Impact to Income Statement

The results of the Malaysian IBS operations of the Bank are as follows:

	Bank	
	2008	2007
	RM'000	RM'000
Income derived from investment of depositors' funds	681,506	1,309,419
Expenses directly attributable to depositors and Islamic Banking Funds	(32,068)	(37,303)
Transfer from profit equalisation reserve	(10,225)	80,060
Gross attributable income	639,213	1,352,176
Allowances for losses on financing, advances and other loans	(108,897)	(262,212)
Total attributable income	530,316	1,089,964
Income attributable to the depositors	(230,919)	(487,074)
Income attributable to the Group/Bank	299,397	602,890
Income derived from investment of Islamic Banking Funds:		
Gross investment income	45,330	73,267
Finance cost	(39,569)	(98,090)
Net (expense)/income investment of Islamic Banking Funds	5,761	(24,823)
	305,158	578,067
Overhead expenses	(202,276)	(318,924)
Profit before taxation and zakat	102,882	259,143
Taxation	(32,200)	(80,290)
Zakat	(1,495)	(3,563)
Profit for the year	69,187	175,290

A27f. Establishment of an Islamic Banking Subsidiary - Maybank Islamic Berhad (Contd)

(iii) Impact to Balance Sheet

	Bank	
	2008	**2007**
	RM'000	**RM'000**
ASSETS		
Cash and short-term funds	-	1,633,560
Deposits and placements with banks and other financial institutions	-	1,120
Securities portfolio	-	3,246,350
Loans, advances and financing	-	17,666,463
Other assets	-	73,476
Statutory deposits with Central Banks	-	501,000
Total Assets	-	23,121,969
LIABILITIES		
Deposits from customers	-	15,720,442
Deposits and placements of banks and other financial institutions	-	1,512,284
Bills and acceptances payable	-	526,874
Other liabilities	-	916,632
Total Liabilities	-	18,676,232

(iv) The cashflow attributable to the transfer of Islamic Banking Operations are as follows:

	Bank	
	2008	**2007**
	RM'000	**RM'000**
Operating cash flows	2,798,496	(1,422,419)
Financing cash flows	(3,016,002)	-
Total cash flows	(217,506)	(1,422,419)

(v) The impact of restatement of comparatives resulting from the transfer of the Malaysian IBS operations is disclosed in Note 28 (b).

A28. Effects of Changes in Accounting Policies and Restatement of Comparatives

The following tables provide estimates of the extent to which of the line items in the balance sheets for the financial year ended 30 June 2008 is higher or lower as a result of changes in accounting policies as stated in Note A1 and the transfer of the Islamic Banking Operations in Malaysia to MIB as disclosed in Note B8(a) and A27f(i). There is no impact to income statements arising from the change in accounting policy. The impact to the income statement and balance sheet of the Bank arising from the transfer of the Islamic Banking Operations has been disclosed in Note A27f (ii) & (iii) respectively.

a. Effects on Balance Sheets as at 30 June 2008

	Increase/(Decrease)	
	Group	Bank
FRS 117	RM'000	RM'000
Other assets	116,557	86,358
Property, plant & equipment	(116,557)	(86,358)

b. Restatement of Comparatives

The following comparative amounts have been restated as a result of adopting new FRS and the transfer of Islamic Banking Scheme operations:

(i) Balance Sheets as at 30 June 2007

	Previously Stated RM'000	FRS 117 RM'000	Transfer of Islamic Banking operations RM'000	Restated RM'000
(a) Group				
Other assets	3,257,377	118,016	-	3,375,393
Property, plant & equipment	1,269,703	(118,016)	-	1,151,687

A28. Effects of Changes In Accounting Policies and Restatement of Comparatives (Contd.)

b. Restatement of Comparatives (Contd.)

As at 30 June 2007 (b) Bank	Previously Stated RM'000	FRS 117 RM'000	Transfer of Islamic Banking operations RM'000	Restated RM'000
ASSETS				
Cash and short-term funds	34,200,909	-	(1,633,560)	32,567,349
Deposits and placements with banks and other financial institutions	15,560,914	-	(1,120)	15,559,794
Securities portfolio	28,624,945	-	(3,246,350)	25,378,595
Loans, advances and financing	136,223,498	-	(17,666,463)	118,557,035
Other assets	1,833,415	87,195	(73,476)	1,847,134
Property, plant & equipment	1,074,389	(87,195)	-	987,194
Statutory deposits with Central Banks	5,339,337	-	(501,000)	4,838,337
Assets transferred to subsidiary, pursuant to transfer of Islamic Banking operations	-	-	23,121,969	23,121,969
LIABILITIES				
Deposits from customers	149,576,055	-	(15,720,442)	133,855,613
Deposits and placements of banks and other financial institutions	32,683,020	-	(1,512,284)	31,170,736
Bills and acceptances payable	2,922,088	-	(526,874)	2,395,214
Other liabilities	3,896,973	-	(916,632)	2,980,341
Liabilities transferred to subsidiary, pursuant to transfer of Islamic Banking operations	-	-	18,676,232	18,676,232

A28. <u>Effects of Changes in Accounting Policies and Restatement of Comparatives (Contd.)</u>

(ii) Restatement of comparatives (Contd.)

As at 30 June 2007	Previously Stated RM'000	FRS 117 RM'000	Transfer of Islamic Banking operations RM'000	Restated RM'000
Bank				
Interest income	10,099,053	-	35,065	10,134,118
Interest Expense	(5,273,221)	-	(18,158)	(5,291,379)
Net Interest Income	4,825,832	-	16,907	4,842,739
Income from Islamic Banking operations	845,784	-	(845,784)	-
Other operating income	1,982,871	-	-	1,982,871
Total non-interest income	2,375,645	-	-	2,375,645
Overhead expenses	(3,144,145)	-	307,522	(2,836,623)
Operating profit	4,903,116	-	(521,355)	4,381,761
Allowance for losses on loans, advances	(751,269)	-	262,212	(489,057)
Profit before taxation and zakat	4,151,847	-	(259,143)	3,892,704
Taxation and zakat	(1,100,386)	-	83,853	(1,016,533)
Profit for the year from continuing operations	3,051,461	-	(175,290)	2,876,171
Profit for the year from transfer of Islamic Banking operations	-	-	175,290	175,290

Part B – Explanatory Notes Pursuant to Appendix 9B of the Listing Requirements of Bursa Malaysia Securities Berhad

B1. Performance Review

The Group's pre-tax profit for the financial year ended 30 June 2008 registered a decrease of 6.4% or RM277.6 million to RM4,086 million compared to the previous financial year. Net Profit attributable to equity holders was lower by 7.9% or RM250.2 million to RM2,928 million compared to the previous financial year.

In the year under review, the Group's performance was impacted by higher allowance made for losses on loans, advances and financing, and allowance made for non-refundable deposit. In the former, the higher loan loss provision came mainly from general loan loss allowance, which was higher by RM95.9 million or 30.0% when compared to the previous year, on the back of higher loan growth. Group's net loans, advances and financing recorded an increase of RM23.9 billion or 17.0% when compared to corresponding financial year.

A provision of RM483.8 million has been made for allowance for non-refundable deposit in the Group's financial statements arising from the recent revocation of approval by Bank Negara Malaysia on 29 July 2008 for the proposed acquisition of up to 100% of Sorak Financial Holdings Pte Ltd, the controlling shareholder of PT Bank Internasional Indonesia Tbk.

At Group's operating level, its operating profit however registered higher growth of RM310.3 million or 6.1% when compared to previous year on the back of higher net interest income and non-interest income. Net interest income registered an increase of RM293.9 million or 5.7% when compared to the previous year on the back of higher loans growth. Non-interest income also registered an increase of RM375.8 million or 13.1%, attributable mainly to higher fee-based income and foreign exchange profit, but was partly offset by higher unrealised loss on revaluation of securities held-for-trading and derivatives of RM200.4 million as against RM74.4 million in the previous year.

B2. Variation of Results Against Preceding Quarter

The Group registered a marginally lower pre-tax profit of RM1,019 million in the current quarter compared with a pre-tax profit of RM1,020 million for the preceding quarter ended due mainly to higher allowance made for losses on loans, advances and financing, and allowance made for non-refundable deposit. The higher allowances made was partly offset by higher non interest income earned from foreign exchange profit and lower unrealised losses on revaluation of securities held-for-trading and derivatives.

B3. Prospects

The rising inflation coupled with slower economic growth amid a moderation in external demand presents a challenge for the banking industry in Malaysia and other regional economies where Maybank is expanding its overseas presence. With its well-established risk management framework and prudent business practices, the Group is expected to leverage on its strengths to cope with these challenges.

With its dominant domestic presence and working towards adding value to its overseas businesses, the Group expects to record a stable performance for the financial year 2008/2009.

B4. Profit Forecast or Profit Guarantee

Neither the Group nor the Bank made any profit forecast or issued any profit guarantee.

B5. Tax Expense and Zakat

The analysis of the tax expense for the period ended 30 June 2008 are as follows:

	4th Quarter Ended		Financial Year Ended	
	30 June 2008	30 June 2007	30 June 2008	30 June 2007
Group	RM'000	RM'000	RM'000	RM'000
Malaysian income tax	492,321	358,641	1,141,589	1,133,932
Foreign income tax	(73,727)	11,610	6,576	14,971
	418,594	370,251	1,148,165	1,148,903
Under/(over) provision in prior years	(44,061)	(114,425)	(131,897)	(113,389)
Deferred tax expense				
- Origination and reversal of temporary differences	(112,540)	13,651	23,715	37,176
Due to reduction in statutory rate	1,221	(3,090)	41,547	37,555
- Under/(over) provision in prior years	(1,381)	(3,027)	(1,381)	(3,027)
	(111,319)	10,561	63,881	71,704
Tax expense for the year	263,214	266,387	1,080,149	1,107,218
Zakat	157	(55)	3,581	3,609
	263,371	266,332	1,083,730	1,110,827

	4th Quarter Ended		Financial Year Ended	
	30 June 2008	30 June 2007	30 June 2008	30 June 2007
Bank	RM'000	RM'000	RM'000	RM'000
Malaysian income tax	388,019	297,656	899,636	1,044,908
Foreign income tax	(73,524)	8,451	1,850	11,757
	314,495	306,107	901,486	1,056,665
Under/ (over) provision in prior years	(46,889)	(86,962)	(189,813)	(85,926)
Deferred tax expense				
- Origination and reversal of temporary differences	(86,182)	26,741	64,066	16,288
Due to reduction in statutory rate	568	(3,002)	40,219	36,721
- Under/(over) provision in prior years	(1,348)	(7,215)	(1,348)	(7,215)
	(86,962)	16,524	102,937	45,794
Tax expense for the year	180,644	235,669	814,610	1,016,533
Zakat	-	-	-	-
	180,644	235,669	814,610	1,016,533

Domestic income tax is calculated at the Malaysian statutory tax rate of 26% (2007: 27%) of the estimated assessable profit for the year. Taxation for other jurisdictions is calculated at the rates prevailing in the respective jurisdictions.

B6. Sale of Unquoted Investments and Properties

The profit from the sale of unquoted investments of the Group and Bank amounted to RM87.67 million and RM51.69 million respectively while the profit from sale of properties amounted to RM9.30 million for both the Group and the Bank.

B7. Quoted Securities

Financial institutions are exempted from the disclosure requirements relating to quoted securities.

B8. Status of Corporate Proposals Announced but Not Completed

(a) Establishment of an Islamic Banking Subsidiary- Maybank Islamic Berhad

Bank Negara Malaysia ("BNM") had given its approval on 21 July 2007 for Maybank to establish a subsidiary under the name "Maybank Islamic Berhad" ("MIB") to undertake the Islamic banking business and the setting up of an International Currency Business Unit within MIB.

On 16 November 2007, Maybank had entered into a business acquisition agreement with MIB to transfer its Islamic banking business in Malaysia to MIB for a total consideration to be determined later ("Business Acquisition Agreement"). In accordance with the order from High Court of Malaya (which was obtained on 12 December 2007) and the terms and conditions of the Business Acquisition Agreement, the aforesaid transfer has been completed on 1 January 2008. The total net assets transferred to MIB from the Bank on 1 January 2008 amounted to RM1,477,807,000.

The Minister of Finance has granted a licence to MIB on 28 December 2007, pursuant to section 3(4) of the Islamic Banking Act 1983, for MIB to commence and transact Islamic banking business with effect from 1 January 2008.

MIB has commenced operations on 1 January 2008.

(b) Rationalisation of Insurance and Takaful Business

Mayban Fortis Holdings Berhad ("MFHB") undertook a restructuring exercise to streamline the entire insurance and takaful business within its group of companies following the completion of acquisition of the entire equity of MNI Holdings Berhad ("MNIH") by MFHB in May 2006. The restructuring entailed the following:-

(i) Dissolution of MNI Life International (L) Ltd ("MNILIL")

On 10 April 2007, MNILIL commenced a members' voluntary winding-up pursuant to a special resolution under Section 131(1) of the Offshore Companies Act, 1990 and Section 254(1)(b) of the Companies Act, 1960. The dissolution of MNILIL was completed on 17 September 2007.

(ii) Transfer of Etiqa Takaful Berhad (formerly known as Takaful Nasional Berhad)("TN") and MNI Offshore Insurance (L) Ltd ("MNIOIL") to MFHB via a Dividend in Specie

On 30 August 2007, MNIB declared dividend amounting to RM107,882,500 to MFHB which was satisfied by shares held by MNIB in TN and MNIOL, at values equal to the original investment costs of MNIB in TNSB and MNIOIL. Therefore, TNB and MNIOIL became wholly-owned direct subsidiaries of MFHB.

B8. <u>Status of Corporate Proposals Announced but Not Completed (Contd.)</u>

(b) Rationalisation of Insurance and Takaful Business (Contd.)

(iii) Acquisition of Fortis Insurance International N.V.'s shareholdings in Mayban General Assurance Berhad ("MGAB") and Mayban Life Assurance Berhad ("MLAB")

Subsequent to the Share Sale Agreement with Fortis Insurance International N.V. ("Fortis") on 8 August 2007, MFHB acquired the shares held by Fortis in MGAB and MLAB for a purchase consideration equivalent to RM31,622,063 comprising:

- 3,948,649 ordinary shares of RM1.00 each in MGAB representing approximately 2.22% of the issued and paid-up capital of MGAB; and
- 3,430,000 ordinary shares of RM1.00 each in MLAB representing approximately 3.43% of the issued and paid up capital of MLAB.

The purchase consideration of RM31,622,063 was satisfied by the issuance of 3,256,906 new ordinary shares in MFHB on 28 September 2007.

(iv) Transfer of Takaful Funds from Mayban Takaful Berhad ("MTB") to Etiqa Takaful Berhad (formerly known as Takaful Nasional Berhad ("TN")

MFHB will also consolidate its Takaful business as part of the internal restructuring exercise. MTB will transfer its Takaful Funds under a scheme pursuant to Section 51 of the Takaful Act, 1984 at a purchase consideration equivalent to the net tangible assets of the Takaful Funds as at the date of transfer based on the valuation carried out by the appointed actuary. The execution of the Scheme of transfer of the Takaful business was approved by BNM on 13 September 2007. The effective date for transfer of MTB into TN was on 1 December 2007.

(v) Capital Injection from Employee Provident Fund ("EPF")

Upon completion of event (iv) above, MFHB will enter into a Subscription Agreement with EPF for the subscription of 12,576,076 Non-Redeemable Preference Shares ("NRPS") of RM1.00 each in MFHB by EPF for a total issue price of RM116 million. The transaction was completed on 3 January 2008.

(c) Bonus Issue

On 20 February 2008, Maybank issued 976,057,505 new ordinary shares of RM1.00 each to the shareholders of Maybank whose names appear in the Record of Depositors as at the close of business at 5.00 p.m. on 20 February 2008 pursuant to the Bonus Issue of 1 new ordinary share for every 4 ordinary shares held.

The Bonus Shares have been listed and quoted on the Main Board of Bursa Malaysia Securities Berhad with effect from 9.00 a.m. on 21 February 2008.

The Bank has also issued and dispatched notices of allotment to the entitled shareholders on 27 February 2008.

B8. Status of Corporate Proposals Announced but Not Completed (Contd.)

(d) Memorandum of Understanding ("MOU") between Maybank and PT Panin Life Tbk ("Panin')

Maybank entered into a MOU with Panin on 30 March 2007 to commence discussion on a possible joint venture partnership via a 60% stake in PT Anugrah Life Insurance, a subsidiary of Panin.

On 6 November 2007, the Ministry of Finance of the Republic of Indonesia ("MOFI") informed Panin that the MOFI was unable at this stage to proceed to consider the application for approval on the above proposed acquisition due to the limitations of Article 43(2) of the MOF Regulation No. 426/MKM.06/2003 which requires a foreign company to maintain a majority of its portfolio in insurance business should it wish to become a shareholder of a local insurance company.

The Board of Directors of Maybank and Mayban Fortis Holdings Berhad and its joint venture partner, Fortis, have agreed that Maybank's insurance and takaful holding company, Mayban Fortis Holdings Berhad ("Mayban Fortis") will replace Maybank to pursue the proposed acquisition of PT Anugrah Life Insurance ("Anugrah").

Mayban Fortis had on 26 March 2008 obtained approval from Bank Negara Malaysia for the proposed acquisition which is one of the prerequisites in the submissions to the Indonesian authorities.

Anugrah has informed that the MOFI had vide its letter dated 8 May 2008, approved the application of Anugrah to change its ownership with Mayban Fortis acquiring 60% from Panin.

The abovementioned approval obtained from MOFI had lapsed on 4 August 2008.

(e) Sale of Non Performing Loans

On 8 January 2008, Maybank announced that it has entered into a conditional Sale and Purchase Agreement ("SPA") with Standard Chartered Bank (Hong Kong) Limited Alternative Investments and ORIX Leasing Malaysia Berhad for disposal of long-standing secured consumer non-performing loans.

The portfolio comprises long outstanding consumer loans with a total face value of about RM1.4 billion. The loans are mainly secured by residential properties located across Malaysia.

The approval for the sale was obtained from Bank Negara Malaysia on 21 February 2008. On 17 April 2008, the Vesting Order was obtained from the High Court to transfer the loan accounts sold to the buyer. The effective date of transfer is 22 April 2008, being the third (3rd) business day after the date of issue of the Vesting Order. The gain on disposal was RM139.3 million.

B8. Status of Corporate Proposals Announced but Not Completed (Contd.)

(f) Proposed Acquisition of Approximately 15% of the Total Charter Capital of Vietnam's An Binh Commercial Joint Stock Bank ("ABBank")

On 21 March 2008, Maybank announced that it has entered into an agreement with ABBank for the subscription by Maybank of approximately 15% of the total charter capital of ABBank for a total cash consideration of approximately Vietnam Dong ("VND") 2.1 trillion or the equivalent of approximately RM430 million, on or before 31 December 2008. Maybank may also take up an additional 5% equity in the near future, pending approval by the Vietnam government. Current regulations in Vietnam allow foreign banks to own up to 15% equity in a Vietnamese bank with the possibility of increasing the stake to 20% subject to approval by the government.

On the same date, Maybank has also entered into a strategic cooperation and knowledge transfer agreement with ABBank to provide technical assistance in consumer banking, network, treasury, business banking, risk management, human resource, information technology and corporate governance. ABBank will provide Maybank with infrastructure, facilities, logistics, support and resources in Vietnam.

Upon completion of the agreement, Maybank will emerge as a major shareholder of ABBank. The Electricity of Vietnam Group is ABBank's largest shareholder with a 28.3% equity in ABBank. The other major shareholder is The Hanoi Export-Import JSC (Geleximco), which holds 7.2% equity interest in ABBank.

The proposed acquisition is subject to the approval of Bank Negara Malaysia, State Bank of Vietnam and the shareholders of ABBank which had been obtained. The parties are currently working towards completion of the proposed acquisition.

(g) Proposed Acquisition of up to 100% of the Issued and Paid-up Share Capital of Sorak Financial Holdings Pte. Ltd. ("Sorak') for a Total Cash Consideration of Approximately Indonesian Rupiah ("Rp") 13.9 Trillion (or the Equivalent of Approximately RM4.8 Billion)

On 26 March 2008, Maybank announced that it has entered into a Share Sale Agreement ("SSA') to acquire up to 100% of Sorak Financial Holdings Pte Ltd ("Sorak") for a cash consideration of approximately Indonesian Rupiah ("Rp") 13.9 trillion or the equivalent of approximately RM4.8 billion paving the way for Maybank to be a controlling shareholder of PT Bank Internasional Indonesia Tbk ("BII").

Sorak is 75%-owned by Fullerton Financial Holdings Pte. Ltd. ("FFH"), a wholly owned subsidiary of Temasek Holdings (Private) Limited and 25%-owned by Kookmin Bank ("KB"). Sorak owns approximately 55.7% equity interest in BII.

As a result of this transaction, Maybank will also be making a tender offer for the remaining 44.3% shares held by remaining shareholders of BII. The total amount involved for the tender offer is approximately Rp 11.0 trillion or the equivalent of approximately RM3.8 billion, bringing the total value of the potential acquisition to about Rp 24.9 trillion or the equivalent of approximately RM8.6 billion.

B8. Status of Corporate Proposals Announced but Not Completed (Contd.)

(g) Proposed Acquisition of up to 100% of the Issued and Paid-up Share Capital of Sorak Financial Holdings Pte. Ltd. ("Sorak') for a Total Cash Consideration of Approximately Indonesian Rupiah ("Rp") 13.9 Trillion or the Equivalent of Approximately RM4.8 Billion (Contd.)

The completion is conditional upon approvals as stipulated below being obtained:

(i) Bank Negara Malaysia (which was obtained vide its letter dated 25 March 2008);
(ii) the shareholders of Maybank at an extraordinary general meeting (resolution was approved on 15 May 2008); and
(iii) other relevant authorities as may be necessary from any governmental or regulatory body having jurisdiction over the entry into and completion of the SSA.

In addition, the completion is also conditional upon the following conditions precedent being fulfilled or duly waived:

(i) Maybank having to pass the fit and proper test as stipulated by Bank Indonesia;

(ii) all consents, approvals and actions of, filings with and notices, as may be necessary from any governmental or regulatory body or relevant competent authority having jurisdiction over the entry into and completion of the SSA, whether in or outside Indonesia, being granted or obtained and being in full force as at the Completion; and

(iii) no breach of the warranties as provided by FFH, KB and Maybank having occurred and the said warranties remaining true and correct as at Completion.

On 21 July 2008, Bank Indonesia had approved the following:

(i) Maybank as the ultimate shareholder of BII in relation to the Proposed Acquisition; and

(ii) Mayban Offshore Corporate Services (Labuan) Sdn Bhd ("Mayban Offshore") as controlling shareholder of BII in relation to the Tender Offer by Maybank through Mayban Offshore, in the event that Mayban Offshore is able to acquire 25% or more of the equity interest in BII owned by the public.

On 29 July 2008, Maybank had received a letter from Bank Negara Malaysia ("BNM") wherein BNM noted that as a result of the recent changes of the new regulation on Take-Over Rule IX H1 by Badan Pengawas Pasar Modal and Lembaga Keuangan ("Bapepam"), Department Keuangan, Republik Indonesia (which was enacted on 30 June 2008) ("New Take-Over Rule"), the Proposal may result in Maybank potentially incurring material losses from selling down of the shares and write-down of investment upon the implementation of the New Take-Over Rule.

In this regard, BNM informed that its approval given under Section 29 of the Banking and Financial Institutions Act 1989 for the Proposed Acquisition via its letter dated 25 March 2008, has been revoked. A provision of RM483.8 million has been made in the Group's and Bank's financial statements in respect of the deposits paid to FFH and KB for the Proposed Acquisition.

B8. Status of Corporate Proposals Announced but Not Completed (Contd.)

(h) Disposal of Mayban Investment Management Sdn Bhd ("MIM") to Mayban Fortis Holdings Berhad

Maybank and its subsidiary Aseambankers Malaysia Berhad ("Aseambankers") had on 27 March 2008 completed the disposal of MIM to Mayban Fortis Holdings Berhad, also a subsidiary of Maybank. The transaction comprise the sale of 5,000,000 ordinary shares in MIM, representing 100% of the issued and paid-up capital of MIM for a total cash consideration of RM23 million. Maybank and Aseambankers held 61.525% and 38.475% shareholdings in MIM respectively.

(i) Proposed Acquisition of up to 20% of the Issued and Paid-Up Share Capital of Pakistan's MCB Bank Limited ("MCB")

On 3 May 2008, Maybank entered into five (5) separate Share Sales Agreements ("SPAs") with each of the respective party(ies):

(i) Mian Umer Mansha, Mian Hasan Mansha, Muhammad Saleem (collectively known to as the "Individual Sellers");
(ii) Muslim Commercial Bank Limited Employees' Pension Fund;
(iii) The Muslim Commercial Bank Limited Provident Fund;
(iv) Nishat Mills Limited Employees Provident Fund Trust; and
(v) Adamjee Insurance Company Limited,

for the acquisition of 94,241,527 ordinary shares of par value PKR10 each in MCB representing 15% of the issued and paid-up share capital of MCB for a cash price of PKR470 per MCB Share or a total cash consideration of approximately PKR44.29 billion or the equivalent of approximately RM2.17 billion (at the exchange rate of RM1.00 : PKR20.44, as at 2 May 2008).

Upon completion of SPAs, Maybank will emerge as a major shareholder of MCB.

On the same date, Maybank also entered into the following:

(i) an Agreement for the Right to Sell and Purchase Shares with the Individual Sellers wherein its terms and conditions will cause Maybank to acquire additional ordinary shares of par value PKR10 each in MCB of up to 5% of the issued and paid-up share capital of MCB; and

(ii) a Shareholders' Agreement with certain shareholders of MCB (the "Nishat Group') to reflect the long term relationship and strategic cooperation between Maybank and the Nishat Group.

Maybank had on 25 June 2008, via its wholly owned subsidiary, Mayban International Trust (Labuan) Berhad ("MITB"), successfully completed the acquisition of 15% of the issued and paid-up capital of MCB. On 8 August 2008, MITB had also completed the acquisition of an additional 5% of the issued and paid-up capital of MCB for a total cash consideration of approximately PKR15.468 million (or an equivalent of RM703.08 million), pursuant to the Agreement for the Right to Sell and Purchase Shares entered into between Maybank and the Individual Sellers.

With the latest acquisition, Maybank now holds 20% stake in the issued and paid up capital of MCB and the Proposed Acquisition is now completed.

B8. Status of Corporate Proposals Announced but Not Completed (Contd.)

(j) Maybank and the Islamic Corporation for the Development of the Private Sector ("ICD") sign Memorandum of Understanding ("MOU") in relation to Global Takaful Business

On 7 May 2008, Maybank and ICD signed a MOU to jointly explore the feasibility of establishing an international takaful holding company with the vision to create a global leader in the takaful business. ICD is the commercial arm of the Islamic Development Bank.

Under the MOU, the proposed holding company to be set up aims to explore opportunities with the aim of creating takaful companies in both ICD member and non-member countries. The plan is for the proposed holding company to commence operations by end 2008.

(k) Family Takaful Business Joint Venture in Pakistan

On 23 June 2008, Maybank has received approval from Bank Negara Malaysia to establish or acquire a subsidiary to be used as a Special Purpose Vehicle ("SPV") for the purpose of acquiring 30% of the issued and paid-up capital of Pak-Kuwait Takaful Company Limited.

Maybank had on 8 July 2008 acquired Pelangi Amanmaz Sdn Bhd ("PASB") as a subsidiary to be used as the SPV for the joint venture. PASB has an authorised capital of RM100,000 comprising 100,000 ordinary shares of RM1.00 each amd issue and paid-up capital of RM2.00 comprising 2 ordinary shares of RM1.00 each.

Through the acquisition, Maybank intends to venture into the Family Takaful business in Pakistan. Pak-Kuwait Family Takaful Company Limited is a newly incorporated company and it is the process of applying for license from the authorities in Pakistan to operate the family Takaful business. It is a joint venture between Pak-Kuwait Investment Company Private Limited, Allied Bank Limited and Saudi Pak Industrial and Agriculture Investment Company Limited. The issue and paid-up capital of the company is Pakistan Rupees 500 million.

All parties are currently negotiating and finalizing the terms of the joint venture.

(l) Stapled Capital Securities

(i) On 27 June 2008, the Group issued RM3,500 million in nominal value comprising:

(a) Non-Cumulative Perpetual Capital Securities, which are issued by the Bank and stapled to the Subordinated Notes described below; and

(b) Subordinated Notes, which are issued by Cekap Mentari Berhad, a wholly-owned subsidiary of the Bank,

(collectively known as "Stapled Capital Securities").

Until an assignment event occurs, the Stapled Capital Securities cannot be transferred, dealt with or traded separately. Upon occurrence of an assignment event, the Stapled Capital Securities will unstaple, leaving the investors to hold only the NCPCS while ownership of the Sub-Notes will be re-assigned to the Bank pursuant to a forward purchase contract entered into by the Bank. Unless there is an occurrence of any other events stated under the terms of the Stapled Capital Securities (as disclosed in B8(l)(ii)), the assignment event would occur on the 20th interest payment date or 10 years from the issuance date of the Sub-Notes.

B8. Status of Corporate Proposals Announced but Not Completed (Contd.)

(I) Stapled Capital Securities (Contd.)

Each of the Stapled Capital Securities has a fixed distribution or interest rate of 6.85% per annum payable semi-annually. However, the NCPCS distribution will not begin to accrue until the Sub-Notes are re-assigned to the Bank referred to above. Thus effectively, the Stapled Capital Securities are issued at a fixed rate which is payable semi-annually in arrears at a rate of 6.85% per annum.

The NCPCS are issued in perpetuity unless redeemed under the terms of the NCPCS. The NCPCS are redeemable at the option of Maybank on the 20th interest payment date or 10 years from the issuance date of the Sub-Notes, or any NCPCS distribution date thereafter, subject to complying with other terms of the NCPCS. The Sub-Notes have a tenure of 30 years unless redeemed earlier under the terms of the Sub-Notes. The Sub-Notes are redeemable at the option of CMB on any interest payment date, which cannot be earlier than the occurrence of an assignment event, subject to complying with other terms of the Sub-Notes, as disclosed in Note B8(I)(ii).

Stapled Capital Securities comply with Bank Negara Malaysia's Guidelines on Non-Innovative Tier 1 capital instruments. They constitute unsecured and subordinated obligations of the Group. Claims in respect of the NCPCS rank pari passu and without preference among themselves, other Tier 1 capital securities of the Bank and with the most junior class of preference shares of the Bank but in priority to the rights and claims of the ordinary shareholders of the Bank. The Sub-Notes rank pari passu and without preference among themselves and with the most junior class of notes or preference shares of CMB.

(ii) An "assignment event" means the occurrence of any of the following events:

(a) The Bank is in breach of Bank Negara Malaysia's minimum capital adequacy ratio requirements applicable to the NCPCS Issuer; or

(b) Commencement of a winding up proceeding in respect of the Bank or CMB; or

(c) Appointment of an administrator in connection with a restructuring of the Bank; or

(d) Occurrence of a default of the NCPCS distribution payments or Sub-Note interest payments; or

(e) CMB ceases to be, directly or indirectly, a wholly-owned subsidiary of the Bank; or

(f) Bank Negara Malaysia requires that an assignment event occur; or

(g) The Bank elects that an assignment event occurs; or

(h) The 20th Interest Payment Date of the Sub-Notes; or

(i) 60 days after a regulatory event (means at any time there is more than an insubstantial risk, as determined by the Bank, that the NCPCS will no longer qualify as non-innovative tier 1 capital of the Bank for the purposes of Bank Negara Malaysia's capital adequacy requirements under any applicable regulations) has occurred, subject to such regulatory event continuing to exist at the end of such 60 days; or

(j) Any deferral of interest payment of the Sub-Notes; or

(k) 30 years from the issue date of the Sub-Notes.

B8. Status of Corporate Proposals Announced but Not Completed (Contd.)

(l) Stapled Capital Securities(Contd.)

In addition to the modes of redemption stated above, the NCPCS and the Sub-Notes can be redeemed in the following circumstances:

(a) If the NPCPS and the Sub-Notes were issued for the purpose of funding a merger or acquisition which is subsequently aborted, at the option of the Bank and CMB subject to Bank Negara Malaysia's prior approval;

(b) At any time if there is more than an insubstantial risk in relation to changes in applicable tax regulations, as determined by the Bank or CMB, that could result in the Bank or CMB paying additional amounts or will no longer be able to deduct interest in respect of the Sub-Notes or the inter-company loan (between the Bank and CMB) for taxation purposes;

(c) At any time if there is more than an insubstantial risk in relation to changes in applicable regulatory capital requirements, as determined by the Bank or CMB, that could disqualify the NCPCS to be regarded as part of Non-Innovative Tier 1 capital for the purpose of regulatory capital requirements.

(m) Proposed Issuance of, Offer for Subscription or Purchase of, or Invitation to Subscribe for, or Purchase of Innovative Tier 1 Capital Securities ("IT1CS") Programme of up to RM4.0 Billion and/or its Foreign Currency Equivalent in Nominal Value ("IT1CS Programme") by Maybank.

The IT1CS has been structured to comply with Bank Negara Malaysia's ("BNM") Guidelines on Innovative Tier 1 capital instruments.

The IT1CS will be issued in the form of capital securities via an IT1CS Programme. The IT1CS Programme would have a sixty five (65)-year tenure from the date of the first issuance.

Maybank shall have the option to redeem, in whole and not in part, any IT1CS issued on the First Optional Redemption Date of each IT1CS issued, which is a date falling no less than 10 years or no more than 15 years from the respective IT1CS date of first issuance, and every interest payment date thereafter, subject to prior approval of BNM.

The proceeds of the IT1CS Programme shall be used for Maybank's working capital, general banking and other corporate purposes.

Maybank has obtained approvals from BNM and the Securities Commission vide their letters dated 28 May 2008 and 4 June 2008 respectively to issue the IT1CS Programme.

On 11 August 2008, the Bank issued SGD600 million IT1CS. The IT1CS has a principal stock settlement mechanism to redeem the IT1CS on the 60th year from the date of issuance. The Bank, however, has the option to redeem the IT1CS on the 10th anniversary of the issue date and on any interest payment date thereafter. On the 10th anniversary of the issue date, there will be a step-up in the interest rate.

B8. Status of Corporate Proposals Announced but Not Completed (Contd.)

(n) Proposed Issuance of Tier 2 Subordinate Bonds of up to USD1.0 Billion and/or its Equivalent in Other Foreign Currencies in Nominal Value (the "Subordinated Bonds")

The Subordinated Bonds will constitute direct and unsecured obligations of the Bank, subordinated in right and priority of payment to all deposit liabilities and other liabilities except present and future unsecured and subordinated obligations which by their terms rank pari-passu in right of payment with or which are subordinated to the Subordinated Bonds.

The Subordinated Bonds issuance has been approved by Bank Negara Malaysia on 27 June 2008 to qualify as Tier 2 capital for purposes of Malaysian capital adequacy regulation.

The Subordinated Bonds issuance has also been approved by the Securities Commission on 9 July 2008.

B9. Deposits and Placements of Financial Institutions and Debt Securities

Please refer to note A12 and A13.

B10. Off-Balance Sheet Financial Instruments

Please refer to note A24.

B11. Changes in Material Litigation

(a) In 2005, a subsidiary, Mayban Trustees Berhad ("MTB") and eleven other defendants were served with a writ of summons by ten plaintiffs / bondholders for an amount of approximately RM157.8 million. MTB was alleged to have acted in breach of trust and negligently in its capacity as Trustee for the bonds issued. MTB does not admit any liability to the claim and is defending the suit. The suit is pending determination at trial.

On 7 July 2008, the plaintiffs entered judgement by consent against the1st, 4th and 6th to 12th defendants for the sum of RM149,315,000.00 as well as withdrew the claim against the 5th defendant. The entering of the said judgement by consent is not in any way an implication of liability on the part of MTB and MTB shall continue to defend the suit.

The above contingent liability is covered by an existing Banker Blanket Bond Policy between the Bank and a subsidiary, Mayban General Assurance Berhad ("MGAB"), which had entered into a facultative reinsurance contract for an insured sum of RM150 million with three other re-insurers

No provision is made in the Group's financial statements.

B11. Changes in Material Litigation (Contd.)

The 1st Defendant has on 4 August 2008 served a counterclaim on MTB for almost RM535 million being loss of profit, expenses and damages stated to have been incurred by it which allegedly arises as a result of MTB unlawfully declaring an Event Of Default ("EOD") on the bonds. MTB's solicitors shall defend the Counterclaim and their opinion is that the Counterclaim is without merit as the 1st Defendant had failed to perform their obligations under the bonds. Further, the 1st Defendant had on 7 July 2008 consented to judgement, thereby admitting the EOD and liability for the sum of RM149,315,000. MTB is of the view that the EOD was declared lawfully and MTB is in any event entitled under the trust deed to be indemnified by the bondholders for the Counterclaim.

(b) In 2004, Etiqa Takaful Berhad ("ETB") (formerly known as Takaful Nasional Berhad), now a subsidiary of the Bank, commenced a civil suit against a borrower ("the 1st Defendant") and three guarantors, for the sum of approximately RM25.8 million, following the recall of the relevant facility which was preceded by the 1st Defendant's failure to pay monthly instalments.

The 1st Defendant counter-claimed for loss and damage amounting to approximately RM284 million as a result of ETB's failure to release the balance of the facility of RM7.5 million. It is alleged that the 1st Defendant was unable to carry on its project and therefore suffered loss and damage, ETB are proceeding with their claim and are resisting the 1st Defendant's counter-claim. ETB have filed its defence to the counterclaim and an application to strike out the counterclaim as well.

ETB are of the view that they have a good chance of succeeding in the action and in securing a dismissal of the 1st Defendant's counterclaim.

(c) A corporate borrower has issued a writ of summon against Aseambankers in 2005 in its capacity as agent bank for the syndicate lenders claiming general, special and exemplary damages arising from alleged breach of duty owed by Aseambankers. Although it has not been quantified, the claim value is estimated at approximately RM450 million.

The credit facilities consist of a bridging loan of RM58.5 million and a revolving credit facility of RM4.0 million which were granted by Aseambankers and three other financial institutions as the syndicated lenders. The loan was restructured in 2002 to RM38 million with terms for repayment. In 2006, Aseambankers and three other syndicated lenders filed a suit against the corporate borrower for the recovery of the loan. The two suits were then ordered by the court to be heard together.

Out of the estimated claim of RM450.0 million, Maybank's exposure is RM189.0 million. (inclusive of the assets and liabilities of KBB (one of the syndicated lenders) and from Aseambankers which had been vested to the Bank in respective of this account pursuant to a vesting order dated 28 September 2006 and 21 May 2007 respectively).

Based on advice from its solicitors, Aseambankers are of the view that it has a more than even chance of succeeding in defending the corporate borrower's claim.

Other than that stated above, the Group and the Bank do not have any other material litigation that would materially and adversely affect the financial position of the Group and the Bank.

B12. Proposed Final Dividend

The Board of Directors have declared a final dividend of 20.0 sen per share less 26% tax for the year ended 30 June 2008 (30 June 2007: 40.0 sen per share less 27%).

The final dividend will be paid on 21 October 2008 to Depositors whose names are registered in the Record of Depositors of Maybank on 9 October 2008.

A depositor shall qualify for entitlement to the dividend only in respect of: -

a) Shares transferred to the Depositor's Securities Accounts before 4.00 p.m. on 9 October 2008 in respect of transfers.

b) Shares deposited into the Depositor's Securities Accounts before 12.30 p.m. on 7 October 2008 in respect of shares exempted from mandatory deposit.

c) Shares bought on the Bursa Malaysia Securities Berhad on a cum entitlement basis according to the Rules of Bursa Malaysia Securities Berhad.

B13. Earning Per Share (EPS)

Basic

The basic EPS of the Group is calculated by dividing the net profit for the quarter and the financial year attributable to ordinary share holders of the parent by the weighted-average number of ordinary shares in issue during the quarter and the financial year respectively.

	4th Quarter Ended		Financial Year Ended	
	30 June 2008	30 June 2007	30 June 2008	30 June 2007
Net profit for the year (RM'000)	703,213	1,052,806	2,928,202	3,178,372
Weighted average number of ordinary shares in issue ('000)	4,881,116	4,859,369 [1]	4,873,865	4,810,799 [1]
Basic earnings per share ('000)	14.41 sen	21.67 sen [1]	60.08 sen	66.07 sen [1]

Diluted

The diluted EPS of the Group is calculated by dividing the net profit for the quarter and the financial year attributable to ordinary share holders of the parent by the weighted-average number of ordinary shares in issue, which has been adjusted for the number of shares that could have been issued under the Maybank Group Employee Share Option Scheme.

In the diluted EPS calculation, it was assumed that the share options were exercised into ordinary shares. A calculation is done to determine the number of shares that could have been issued at fair value (determined as the average price of the Bank's shares during the quarter) based on the monetary value of the subscription rights attached to the outstanding share options. This calculation serves to determine the number of dilutive shares to be added to the weighted-average ordinary shares in issue for the purpose of computing the dilution. No adjustment was made to the net profit for the quarter.

	4th Quarter Ended		Financial Year Ended	
	30 June 2008	30 June 2007	30 June 2008	30 June 2007
Net profit for the year (RM'000)	703,213	1,052,806	2,928,202	3,178,372
Weighted average number of ordinary shares in issue ('000)	4,881,116	4,859,369	4,873,865	4,810,799
Effects of share option ('000)	243	12,701	2,574	10,299
Adjusted weighted average number of ordinary shares in shares in issue ('000)	4,881,359	4,872,070 [1]	4,876,439	4,821,098 [1]
Diluted earnings per share ('000)	14.41 sen	21.61 sen [1]	60.05 sen	65.93 sen [1]

[1] Adjusted for bonus issue of 1:4

By Order of the Board

Mohd Nazlan Mohd Ghazali
LS0008977
Company Secretary
27 August 2008

Form Version 2.0

Entitlements (Notice of Book Closure)

Submitted by MALAYAN BANKING on 27/08/2008 05:39:29 PM
Reference No MB-080827-38200

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Malayan Banking Berhad**
*	Stock name	: **MAYBANK**
*	Stock code	: **1155**
*	Contact person	: **Mohd Nazlan Mohd Ghazali**
*	Designation	: **Company Secretary**

*	Entitlement date	:**09/10/2008**
*	Entitlement time	:**05:00:00 PM**
*	Entitlement subject	:**Final Dividend**
*	Entitlement description	

Final Dividend of 20 sen per share less tax 26%

	Period of interest payment	: to
	Financial Year End	:**30/06/2008**
	Share transfer book & register of members will be closed from	:**10/10/2008** to **11/10/2008**

(both dates inclusive) for the purpose of determining the entitlements

* Registrar's name ,address, telephone no

Share Registration, Corporate & Legal Services
14 Floor, Menara Maybank
100 Jalan Tun Perak
50050 Kuala Lumpur

	Payment date	:**21/10/2008**
	A depositor shall qualify for the entitlement only in respect of:	
*	a) Securities transferred into the Depositor's Securities Account before 4:00 pm in respect of transfers	:**09/10/2008**
	b) Securities deposited into the Depositor's Securities Account before 12:30 pm in respect of securities exempted from mandatory deposit	:**07/10/2008**

c) Securities bought on the Exchange on a cum entitlement basis according to the rules of the Exchange.

	Number of new shares/securities issued (units) (If applicable)	:
*	Entitlement indicator	: **Ratio** ● **RM** **Percentage**
*	Entitlement in RM (RM)	:**0.2**
	Remarks	

Form Version 2.0

General Announcement

Submitted by MALAYAN BANKING on 27/08/2008 06:31:27 PM
Reference No MB-080827-65169

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Malayan Banking Berhad**
*	Stock name	: **MAYBANK**
*	Stock code	: **1155**
*	Contact person	: **Mohd Nazlan Mohd Ghazali**
*	Designation	: **General Counsel & Company Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

Financial results for the financial period ended 30 June 2008 - Holistic performance improvement programme

* **Contents :-**

Maybank today released its financial results for the financial period ended 30 June 2008 which included the Group's profit after tax and minority interest of RM2.93 billion for the financial year ended 30 June 2008, 7.9% lower than the RM3.18 billion recorded in the previous financial year.

The Board of Directors has proposed a final dividend of 20 sen per share less 26% income tax to be paid on 21 October 2008, bringing the dividend payout ratio for the year to 60.4% of Group net profit.

Additionally, to secure its leadership in this increasingly challenging and competitive environment, the Group has announced that it is embarking on a holistic performance improvement programme to realign operations, processes and people resources.

This programme is aimed at further strengthening the Group's market position across all core business segments and to lay a strong foundation for the Group to achieve its aspiration to be a leading regional financial services company by 2015.

The Group will review quarterly its progress in this initiative and report on key milestones and achievements.

The full text of the Press Release issued today is attached.

This announcement is dated 27 August 2008.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

press release 270808.doc

27 August 2008

Press Release

Maybank records FY08 profit after tax of RM2.9 billion

- Announces holistic performance improvement programme

The Maybank Group today announced Group profit after tax and minority interest of RM2.93 billion for the financial year ended 30 June 2008, 7.9% lower than the RM3.18 billion recorded in the previous financial year.

Group pre-tax profit was also lower by 6.4% at RM4.09 billion compared with RM4.37 billion recorded in the previous financial year.

The results translate into a net return on equity of 17.3% after deducting for deferred taxation while earnings per share stood at 60.08 sen.

Dividend

The Board of Directors has proposed a final dividend of 20 sen per share less 26% income tax to be paid on 21 October 2008, bringing the dividend payout ratio for the year to 60.4% of Group net profit.

Overview of Results

Maybank Chairman Tan Sri Mohamed Basir Ahmad said the results of the Group are satisfactory given the more challenging business environment and was in line with expectations. While revenue for the period rose by 6.4% to RM16.2 billion from RM15.2 billion last year, operating profit grew marginally by 6.1% to RM5.38 billion compared with RM5.07 billion previously. This was mainly due to two factors namely the rising costs on the back of one-off staff compensation adjustments, higher marketing expenses, IT investments and the provision of RM 483.8 million for the non-refundable deposit paid for the acquisition of up to 100% equity in Sorak Financial Holdings Pte Ltd, the controlling shareholder of PT Bank Internasional Indonesia Tbk following the revocation of approval by Bank Negara Malaysia on 29 July 2008. The impact of the RM483.8 million provision is particularly mitigated by the gain on foreign exchange of RM193 million SGD funds placement in relation to the balance purchase consideration for the acquisition of Sorak.

Tan Sri Mohamed Basir said the Group decision to make the provision was consistent with Maybank's stringent provisioning policy and prudent risk management.

Net interest income grew by RM293.9 million or 5.7% compared to the previous year. Net interest margin remained stable at 2.71% compared with 2.73% in the previous year. In particular, the deposit mix improved slightly with demand and saving deposits representing 36.3% of our total deposit base compared to 35.9% last year. Non-interest income grew by RM375.8 million, or 13.1% as a result of higher income from commissions, transactional fees and foreign exchange gains.

Income from Islamic Banking operations grew 12.5% to reach RM964.6 million from RM857.6 million previously. The Group remains a leader in Islamic banking with a 27% market share in assets, 23% in overall financing and 18.2% share in deposits.

Gross loans for the Group increased by RM23.7 billion or 16.1% for the financial year, with growth from both the consumer and business sectors.

For the Malaysian operations, overall loans growth was 12.1%. Consumer loans as a whole grew 8.8% with a 28% increase in automobile financing and 21% rise in credit card receivables. Business loans also grew by 15.3% while SME loans increased by 21%.

The Group's investment banking business was impacted by the challenging market conditions which resulted in fewer business opportunities for the Group. In addition, the previous corresponding period had included the sum of RM52.5 million which was received for the surrender of the licence of Mayban Discount.

The insurance arm of the Group recorded an improvement in profit before tax of 18% to RM339.7 million on the back of higher investment income as well as from cost efficiency benefits arising from the merger under the Etiqa brand.

The Group's international operations continued to record strong growth with pre-tax profit rising 18% to RM879.7 million from RM744.5 million previously, with the Singapore operations contributing 64%.

Loans growth was robust at 27%, with key contribution from the Group's Singapore operations which saw a 32% rise, mainly owing to an increase in mortgages and automobile financing as well as construction loans. Other strong growth locations were Vietnam (which saw profit before tax quadrupled on the back of a 40% growth in loans), Philippines (profit before tax grew 174% and loans were higher at 12.3%) and London (profit before tax grew 82% and loans by 50%).

"The strong performance of our international business echoes our aspirations to become a regional financial services leader and clearly reflects the robust infrastructure that has been in place over the years for regional expansion and to compete globally," Dato' Sri Abdul Wahid said.

Pre-tax profit from international operations increased to over 21% of Group profit compared with about 17% last year, well ahead of the target of 20% set for international operations' contribution to the Group by 2009/2010. Loans from international operations also increased, reaching 29% of total Group loans, from 26% previously.

Total assets of the Group increased 4.8% to RM269.1 billion compared with RM256.7 billion in June last year while total deposits from customers rose by RM23.4 billion to reach RM187.1 billion.

Group asset quality continued to improve steadily with total non-performing loans declining by RM1.79 billion to RM6.47 billion from that at 30 June 2007. The net NPL ratio of the Group as at 30 June 2008 fell to 1.92% compared with 3.03% in June 2007. Loan loss coverage rose further to 99.2% against 80.3% in June 2007. The risk weighted capital ratio of the Bank as at 30 June 2008 (after payment of dividends) stands at 12.09%.

Prospects and Strategy Forward

The prospects of rising inflation coupled with slower economic growth amid a moderation in external demand present a challenge for the banking industry in Malaysia and other regional economies where Maybank is expanding its overseas presence. However, with its well-established risk management framework and prudent business practices, the Group is expected to leverage on its strengths to cope with these challenges. By entrenching its dominant presence and working towards adding value to its overseas businesses, the Group expects to record a stable performance for the financial year 2008/2009.

To secure its leadership in this increasingly challenging and competitive environment, the Group is pleased to announce that it is embarking on a holistic performance improvement programme to realign operations, processes and people resources.

This programme is aimed at further strengthening the Group's market position across all core business segments and to lay a strong foundation for the Group to achieve its aspiration to be a leading regional financial services company by 2015.

The Group has completed an intensive reassessment of its business and operations to identify gaps and challenges in the operating model and environment. Taking into consideration macro-economic factors such as intensifying competition, heightened customer sophistication and therefore changing operating requirements, the Group will launch a group-wide change initiative focused on 3 strategic thrusts:

1. Secure Maybank's position as the undisputed leader in financial services in Malaysia.

2. Strengthen its regional presence through enhancing operations in 7 out of 10 Asean countries that it is already operating in while continuing to look for opportunities in lucrative growth markets in the region.

3. Maybank to become a talent and execution focused financial services organisation.

Outlining the strategic plan to the media today, Dato' Sri Abdul Wahid Omar said, "We firmly believe that the aspiration to be a leading regional financial services group is built on the premise that you must first be the undisputed domestic leader. Maybank is Malaysia's financial services leader and we are excited with the prospects we have ahead of us."

"Key to our success will be our ability to move fast and turn around critical areas which need improvement and to efficiently optimize our best resources and talent to successfully deliver innovative financial solutions and service excellence to our customers," he added.

Set to be launched in September 2008, the programme will be implemented in two horizons right up to the year 2015. In the first horizon reaching up to 2011, the focus will be on thirty initiatives touching upon all of Maybank's major business sectors, including consumer, enterprise, Islamic and investment banking, operations and talent development.

This programme named *Leap 30* will include 17 business initiatives, 6 talent initiatives and 7 enabling initiatives. The initiatives will be rolled out rapidly with results consistently tracked and measured to ensure continuous innovation and change in current practices. The business initiatives are targeted at significantly improving revenue growth in priority segments and to enhance cost and capital efficiency of the Group. In the area of human capital development, the Group has set its sights on upgrading its talent pool and continuing to strengthen its performance culture. Top priority among the enabling initiatives will be the re-emphasis on being customer focused in all areas of operations and to take customer service to a greater level of excellence.

The Group will review quarterly its progress in this initiative and report on key milestones and achievements.

****

For further information, please contact:

Maybank Corporate Affairs & Communications
Tel : 03- 20747783 / 20748478 / 20747785 / 20748654
(Prakash / Andrew / Irene / Adrian)

Form Version 2.0

General Announcement

Submitted by **MALAYAN BANKING** on **27/08/2008 05:58:54 PM**
Reference No **MB-080827-64235**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Malayan Banking Berhad**
* Stock name	:	**MAYBANK**
* Stock code	:	**1155**
* Contact person	:	**Mohd Nazlan Mohd Ghazali**
* Designation	:	**General Counsel & Company Secretary**

RECEIVED 2008 SEP 10 P 12:

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

Acquisition of New Subsidiary - BinaFikir Sdn Bhd ("BinaFikir")

* **Contents :-**

Pursuant to Paragraph 9.19(23) of the Listing Requirements of Bursa Malaysia Securities Berhad, Malayan Banking Berhad ("Maybank") wishes to announce that Aseambankers Malaysia Berhad ("Aseambankers"), the investment banking arm of Maybank today entered into a share sale agreement ("Share Sale Agreement") with En. Mohammed Rashdan Mohd Yusof ("En. Rashdan") and En. Amirul Feisal Wan Zahir ("En. Feisal") for the purchase of the entire issued and paid-up capital of BinaFikir ("Proposed Acquisition").

The proposal to purchase BinaFikir is a consequential transaction to procure key talents for Aseambankers. The substance of the Proposed Acquisition is the appointment of En. Rashdan, En. Feisal and other employees of BinaFikir to become employees of Aseambankers. Therefore, the Proposed Acquisition shall be executed at an initial purchase consideration based on net book value and an additional final purchase consideration dependent on net earnings of BinaFikir from their existing mandates as at 31 August 2008, to be determined based on actual results as at 30 June 2009 (the total value of the purchase consideration is expected to be approximately RM8 million).

The Proposed Acquisition is subject to regulatory approval from Bank Negara Malaysia and the Securities Commission. The Share Sale Agreement is expected to be completed once the necessary approvals have been obtained.

BinaFikir is holder of a Capital Markets Services Licence and is licensed to conduct investment advisory business. It has an authorized share capital of RM1,000,000 comprising 1,000,000 ordinary shares of RM1.00 each and issued and paid-up share capital of RM650,000 comprising 650,000 ordinary shares of RM1.00 each.

This announcement is dated 27 August 2008.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Form Version 2.0

General Announcement

Submitted by MALAYAN BANKING on 27/08/2008 05:58:54 PM
Reference No MB-080827-64235

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Malayan Banking Berhad**
*	Stock name	: **MAYBANK**
*	Stock code	: **1155**
*	Contact person	: **Mohd Nazlan Mohd Ghazali**
*	Designation	: **General Counsel & Company Secretary**

* Type : ● **Announcement** **Reply to query**

* Subject :

Acquisition of New Subsidiary - BinaFikir Sdn Bhd ("BinaFikir")

* **Contents :-**

Pursuant to Paragraph 9.19(23) of the Listing Requirements of Bursa Malaysia Securities Berhad, Malayan Banking Berhad ("Maybank") wishes to announce that Aseambankers Malaysia Berhad ("Aseambankers"), the investment banking arm of Maybank today entered into a share sale agreement ("Share Sale Agreement") with En. Mohammed Rashdan Mohd Yusof ("En. Rashdan") and En. Amirul Feisal Wan Zahir ("En. Feisal") for the purchase of the entire issued and paid-up capital of BinaFikir ("Proposed Acquisition").

The proposal to purchase BinaFikir is a consequential transaction to procure key talents for Aseambankers. The substance of the Proposed Acquisition is the appointment of En. Rashdan, En. Feisal and other employees of BinaFikir to become employees of Aseambankers. Therefore, the Proposed Acquisition shall be executed at an initial purchase consideration based on net book value and an additional final purchase consideration dependent on net earnings of BinaFikir from their existing mandates as at 31 August 2008, to be determined based on actual results as at 30 June 2009 (the total value of the purchase consideration is expected to be approximately RM8 million).

The Proposed Acquisition is subject to regulatory approval from Bank Negara Malaysia and the Securities Commission. The Share Sale Agreement is expected to be completed once the necessary approvals have been obtained.

BinaFikir is holder of a Capital Markets Services Licence and is licensed to conduct investment advisory business. It has an authorized share capital of RM1,000,000 comprising 1,000,000 ordinary shares of RM1.00 each and issued and paid-up share capital of RM650,000 comprising 650,000 ordinary shares of RM1.00 each.

This announcement is dated 27 August 2008.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Form Version 2.0

General Announcement

Submitted by MALAYAN BANKING on 02/09/2008 05:09:20 PM

Reference No MB-080902-51264

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Malayan Banking Berhad (3813-K)**
*	Stock name	: **MAYBANK**
*	Stock code	: **1155**
*	Contact person	: **Mohd Nazlan Mohd Ghazali**
*	Designation	: **General Counsel & Company Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

MALAYAN BANKING BERHAD
- NOTICE OF 48th ANNUAL GENERAL MEETING

* **Contents :-**

We wish to inform that Malayan Banking Berhad will be holding its 48th Annual General Meeting ("AGM") on Thursday, 25 September 2008 at 11.30 a.m. at Grand Ballroom, Shangri-La Hotel, Jalan Sultan Ismail, 50250 Kuala Lumpur.

Please refer to attachement for the full text of the said AGM Notice.

This announcement is dated 2 September 2008.

Notice AGM.pdf

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

NOTICE OF 48TH ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the 48th Annual General Meeting of Malayan Banking Berhad (Maybank/the Company) will be held at the Grand Ballroom, Shangri-La Hotel, Jalan Sultan Ismail, 50250 Kuala Lumpur on Thursday, 25 September 2008 at 11.30 a.m. for the following businesses:-

AS ORDINARY BUSINESS:

1. To receive the Audited Financial Statements for the financial year ended 30 June 2008 together with the Reports of the Directors and Auditors thereon. **(Ordinary Resolution 1)**

2. To approve the payment of a Final Dividend of 20 sen per share less 26% income tax, for the financial year ended 30 June 2008 as recommended by the Board. **(Ordinary Resolution 2)**

3. To re-elect Tan Sri Dato' Megat Zaharuddin bin Megat Mohd Nor who retires by rotation in accordance with Articles 96 and 97 of the Company's Articles of Association. **(Ordinary Resolution 3)**

4. To re-elect the following Directors, each of whom retires in accordance with Article 100 of the Company's Articles of Association:-
   i) Tan Sri Dato' Sri Chua Hock Chin **(Ordinary Resolution 4)**
   ii) Datuk Syed Tamim Ansari bin Syed Mohamed **(Ordinary Resolution 5)**
   iii) Dato' Aminuddin bin Md Desa **(Ordinary Resolution 6)**
   iv) Dato' Sri Abdul Wahid bin Omar **(Ordinary Resolution 7)**

5. To consider and, if thought fit, to pass the following resolutions in accordance with Section 129(6) of the Companies Act, 1965:-
   i) "That Tan Sri Mohamed Basir bin Ahmad, retiring pursuant to Section 129(6) of the Companies Act, 1965, be re-appointed a Director of the Company to hold office until the next Annual General Meeting." **(Ordinary Resolution 8)**
   ii) "That Haji Mohd Hashir bin Haji Abdullah, retiring pursuant to Section 129(6) of the Companies Act, 1965, be re-appointed a Director of the Company to hold office until the next Annual General Meeting." **(Ordinary Resolution 9)**
   iii) "That Teh Soon Poh, retiring pursuant to Section 129(6) of the Companies Act, 1965, be re-appointed a Director of the Company to hold office until the next Annual General Meeting." **(Ordinary Resolution 10)**

6. To approve the payment of Directors' fees of RM1,117,889.32 for the financial year ended 30 June 2008 (FY2006/2007: RM1,234,410.94). **(Ordinary Resolution 11)**

7. To re-appoint Messrs Ernst & Young as Auditors of the Company for the financial year ending 30 June 2009 and to authorise the Directors to fix their remuneration. **(Ordinary Resolution 12)**

AS SPECIAL BUSINESS:

To consider and if thought fit, to pass the following Ordinary resolution:-

8. **AUTHORITY TO DIRECTORS TO ISSUE SHARES**
"THAT subject always to the Companies Act, 1965, the Company's Articles of Association and approval of the relevant government/regulatory authorities, the Directors be and are hereby authorised pursuant to Section 132D of the Companies Act, 1965, to issue shares in the Company at any time until the conclusion of the next Annual General Meeting and upon such terms and conditions and for such purposes as the Directors may, in their absolute discretion deem fit, provided that the aggregate number of shares to be issued does not exceed 10% of the issued share capital of the Company for the time being." **(Ordinary Resolution 13)**

9. To transact any other business of the Company for which due notice shall have been received in accordance with the Companies Act, 1965.

NOTICE OF DIVIDEND ENTITLEMENT AND PAYMENT

NOTICE IS ALSO HEREBY GIVEN THAT the Final Dividend of 20 sen per share less 26% income tax for the financial year ended 30 June 2008, if approved by the shareholders, at the 48th Annual General Meeting, will be paid on 21 October 2008 to Depositors whose names appear in the Record of Depositors on 9 October 2008.

A depositor shall qualify for entitlement to the dividends only in respect of:-

A) Shares deposited into the Depositors' Securities Accounts before 12.30 p.m. on 7 October 2008 (in respect of shares exempted from mandatory deposit);

B) Shares transferred to the Depositors' Securities Accounts in respect of ordinary transfers before 4.00 p.m. on 9 October 2008; and

C) Shares bought on Bursa Malaysia Securities Berhad on a cum entitlement basis according to the Rules of Bursa Malaysia Securities Berhad.

BY ORDER OF THE BOARD

MOHD NAZLAN MOHD GHAZALI
LS0008977
Company Secretary

Kuala Lumpur
3 September 2008

NOTES:

1. A member entitled to attend and vote at the 48th Annual General Meeting is entitled to appoint a proxy to attend and on a show of hands or on a poll, to vote in his stead. A proxy shall be a member of the Company, an Advocate, an approved Company Auditor or a person approved by the Companies Commission of Malaysia. The instrument appointing a proxy shall be in writing under the hand of the appointor or his attorney duly authorised in writing, or if the appointor is a corporation, under its common seal or in some other manner approved by its directors.
2. A member shall not be entitled to appoint more than two (2) proxies to attend and vote at the Meeting provided that where a member is an authorised nominee as defined under the Securities Industry (Central Depository) Act 1991, it may appoint at least one proxy but not more than two proxies each in respect of each Securities Account it holds with ordinary shares of the Company standing to the credit of the said Securities Account.
3. Duly completed Form of Proxy must be deposited at the Company's registered office at 14th Floor, Menara Maybank, 100, Jalan Tun Perak, by 23 September 2008 at 11.30 a.m.
4. For a Form of Proxy executed outside Malaysia, the signature must be attested by a Solicitor, Notary Public, Consul or Magistrate.
5. Only members registered in the Record of Depositors on or before 12.30 p.m., on 22 September 2008 shall be eligible to attend the AGM.
6. **Explanatory note on Special Business**
   Ordinary Resolution 13 - Authority to Directors to Issue Shares

   The proposed Ordinary Resolution 13, if passed, will give powers to the Directors to issue ordinary shares in the capital of the Company up to an aggregate amount not exceeding 10% of the issued and paid-up share capital of the Company for the time being without having to convene a general meeting. This authority, unless revoked or varied at a general meeting, will expire at the next AGM.
7. **Statement Accompanying the Notice of Annual General Meeting**

   Additional information pursuant to Paragraph 8.28(2) of the Listing Requirements of Bursa Malaysia Securities Berhad is set out in Annexure A in Maybank's 2008 Annual Report.

STATEMENT ACCOMPANYING NOTICE OF 48TH ANNUAL GENERAL MEETING

(Pursuant to Paragraph 8.28(2) of the Listing Requirements of Bursa Malaysia Securities Berhad)

ANNEXURE A

The Profile of the Directors who are standing for re-election and re-appointment (as per Ordinary Resolutions 3 to 10 as stated above) at the 48th Annual General Meeting of Malayan Banking Berhad (Maybank/the Company) which will be held at Grand Ballroom, Shangri-La Hotel, Jalan Sultan Ismail, 50250 Kuala Lumpur on Thursday, 25 September 2008 at 11.30 a.m. are stated on pages 44 to 47 of the Annual Report 2008.

The details of any interest in the securities of Maybank and its subsidiaries (if any) held by the said Directors are stated on page 137 of the Annual Report 2008.

Form Version 2.0

General Announcement

Submitted by MALAYAN BANKING on 03/09/2008 05:26:07 PM
Reference No MB-080903-60387

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Malayan Banking Berhad (3813-K)**
* Stock name	:	**MAYBANK**
* Stock code	:	**1155**
* Contact person	:	**Mohd Nazlan Mohd Ghazali**
* Designation	:	**General Counsel & Company Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

Memorandum of Understanding ("MOU") between Malayan Banking Berhad ("Maybank") and PT Panin Life Tbk ("Panin")

* **Contents :-**

Maybank wishes to refer to its earlier announcements on 30 March 2007, 20 August 2007, 28 September 2007, 13 November 2007, 31 December 2007, 4 April 2008, 23 May 2008 and 4 August 2008 in respect of the signing of an MOU between Maybank Group and Panin to commence discussions on a possible joint venture partnership via the acquisition of 60% stake in PT Anugrah Life Insurance ("Anugrah"), a subsidiary of Panin ("Proposed Acquisition").

As stated in our previous announcement dated 4 August 2008, Maybank informed that the deadline for the submission of relevant documents to Ministry of Finance of Republic of Indonesia ("MOF") had expired on 4 August 2008, and consequently, the approval obtained from MOF had also lapsed. However, Maybank continued to engage with Panin to seek resolution of the partnership.

Maybank would like to inform that due to unavoidable circumstances not within its control, both Maybank and Panin are unable to proceed further in formalizing the proposed joint venture partnership. In view of this, Maybank has notified Panin and Anugrah today that all arrangements relating to it pursuant to the above MOU be formally terminated.

Since Indonesia is still a target market for Maybank's insurance and takaful expansion, Maybank would continue to look for possible options in developing its insurance and takaful business in Indonesia.

This announcement is dated 3 September 2008.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

General Announcement
Reference No **CU-080722-65486**

Submitting Merchant Bank	: ASEAMBANKERS MALAYSIA BERHAD
Company Name	: **MALAYAN BANKING BERHAD**
Stock Name	: MAYBANK
Date Announced	: 22/07/2008

Type	: Announcement
Subject	: MALAYAN BANKING BERHAD ("MAYBANK" OR "COMPANY")
Contents	: PROPOSED ACQUISITION OF UP TO 100% EQUITY IN PT BANK INTERNASIONAL INDONESIA TBK ("BII") PURSUANT TO: (A) PROPOSED ACQUISITION OF THE ENTIRE EQUITY INTEREST IN SORAK FINANCIAL HOLDINGS PTE. LTD. ("SORAK") FOR A TOTAL CASH CONSIDERATION OF APPROXIMATELY INDONESIAN RUPIAH ("RP")13.9 TRILLION OR THE EQUIVALENT OF APPROXIMATELY RM4.8 BILLION ("PROPOSED ACQUISITION"); AND (B) TENDER OFFER BY MAYBANK ARISING FROM THE PROPOSED ACQUISITION FOR THE REMAINING EQUITY INTEREST IN BII NOT OWNED BY SORAK AND ANY NEW ORDINARY SHARES IN BII THAT MAY BE ISSUED PURSUANT TO THE EXERCISE OF OPTIONS UNDER BII'S EMPLOYEE SHARE OPTION PLAN TO BE SATISFIED IN CASH ("TENDER OFFER"). COLLECTIVELY REFERRED TO AS THE "PROPOSAL"

Announcement Details :

We refer to the announcement dated 15 May 2008 in relation to the Proposal.

On behalf of the Company, Aseambankers Malaysia Berhad is pleased to announce that Bank Indonesia ("BI") had via its letter dated 21 July 2008 informed BII that in relation to the relevant regulations of BI governing the Fit and Proper Test, BI had approved the following:-

(i) Maybank as the ultimate shareholder of BII in relation to the Proposed Acquisition; and

(ii) Mayban Offshore Corporate Services (Labuan) Sdn. Bhd. ("Mayban Offshore") as a controlling shareholder of BII in relation to the Tender Offer by Maybank through Mayban Offshore, in the event that Mayban Offshore is able to acquire 25% or more of the equity interest in BII owned by the public.

This announcement is dated 22 July 2008.

abovementioned ruling to which Bapepam had informed that the waiver will not be considered.

Maybank is seeking legal and financial advice on this latest decision from BNM and will further engage with Fullerton Financial Holdings Pte. Ltd. on the way forward. Any further development will be announced in due course.

This announcement is dated 29 July 2008.

General Announcement
Reference No **CU-080729-69342**

Submitting Merchant Bank	: ASEAMBANKERS MALAYSIA BERHAD
Company Name	: **MALAYAN BANKING BERHAD**
Stock Name	: MAYBANK
Date Announced	: 29/07/2008

Type	: Announcement
Subject	: MALAYAN BANKING BERHAD ("MAYBANK" OR "COMPANY")
Contents	: PROPOSED ACQUISITION OF UP TO 100% EQUITY IN PT BANK INTERNASIONAL INDONESIA TBK ("BII") PURSUANT TO:

(A) PROPOSED ACQUISITION OF THE ENTIRE EQUITY INTEREST IN SORAK FINANCIAL HOLDINGS PTE. LTD. ("SORAK") FOR A TOTAL CASH CONSIDERATION OF APPROXIMATELY INDONESIAN RUPIAH ("RP")13.9 TRILLION OR THE EQUIVALENT OF APPROXIMATELY RM4.8 BILLION ("PROPOSED ACQUISITION"); AND

(B) TENDER OFFER BY MAYBANK ARISING FROM THE PROPOSED ACQUISITION FOR THE REMAINING EQUITY INTEREST IN BII NOT OWNED BY SORAK AND ANY NEW ORDINARY SHARES IN BII THAT MAY BE ISSUED PURSUANT TO THE EXERCISE OF OPTIONS UNDER BII'S EMPLOYEE SHARE OPTION PLAN TO BE SATISFIED IN CASH ("TENDER OFFER").

COLLECTIVELY REFERRED TO AS THE "PROPOSAL"

Announcement Details :

We refer to the announcement dated 22 July 2008 in relation to the Proposal.

On behalf of the Company, Aseambankers Malaysia Berhad wishes to inform that the Company has on 29 July 2008 received a letter from Bank Negara Malaysia ("BNM") wherein BNM noted that as a result of the recent changes of the new regulation on Take-Over Rule IX H1 by Badan Pengawas Pasar Modal and Lembaga Keuangan ("Bapepam"), Department Keuangan, Republik Indonesia (which was enacted on 30 June 2008) ("New Take-Over Rule"), the Proposal may result in Maybank potentially incurring material losses from selling down of the shares and write-down of investment upon the implementation of the New Take-Over Rule.

In this regard, BNM informed that its approval given under Section 29 of the Banking and Financial Institutions Act 1989 for the Proposed Acquisition via its letter dated 25 March 2008, has been revoked.

Under the New Take-Over Rule, a new controlling shareholder is obliged to divest to public shareholders, a minimum of 20% and at least 300 parties within 2 years after the tender offer is undertaken. Maybank had earlier met with Bapepam for a waiver from complying with the abovementioned ruling to which Bapepam had informed that the waiver will not be considered.

Maybank is seeking legal and financial advice on this latest decision from BNM and will further engage with Fullerton Financial Holdings Pte. Ltd. on the way forward. Any further development will be announced in due course.

This announcement is dated 29 July 2008.

BURSA MALAYSIA

General Announcement

Submitted

Initiated by **MALAYAN BANKING** on **01/08/2008 02:31:15 PM**
Submitted by **MALAYAN BANKING** on **01/08/2008 05:56:00 PM**
Reference No **MB-080801-52275**
Form Version V3.0

Company Information	
Main Board/ Second Board Company	
New Announcement	
Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	MALAYAN BANKING BERHAD
*** Stock name**	MAYBANK
*** Stock code**	1155
*** Contact person**	Mohd Nazlan Mohd Ghazali
*** Designation**	General Counsel & Company Secretary
*** Contact number**	03-20748805
E-mail address	nazlan_ghazali@maybank.com.my

Type *	Reply to query
Reply to Bursa Malaysia's Query Letter - Reference ID *	KH-080731-44008
Subject *:	Article Entitled "Maybank may lose RM480m"

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents *:-
(This field is to be used for the summary of the announcement)
We refer to the announcement dated 29 July 2008 and the query by Bursa Malaysia Securities Berhad ("Bursa Securities") via its letter dated 31 July 2008 regarding the article appearing in the The Edge Daily on 31 July 2008 which states amongst others the following:

"Malayan Banking Bhd (Maybank) may lose its RM480 million deposit if its proposed acquisition of PT Bank Internasional Indonesia (BII) falls through, the bank's management told analysts in a conference here yesterday"

In reply to the query by Bursa Securities, Maybank wishes to inform that pursuant to the terms of the Share Sale Agreement ("SSA") entered into between Maybank and Fullerton Financial Holdings Pte. Ltd. ("FFH") dated 26 March 2008, in the event Maybank is unable to meet certain conditions precedent of the SSA (which includes, the approval from Bank Negara Malaysia ("BNM")) by 26 September 2008 or such other date as may be agreed between the parties, the SSA shall lapse. In that instance and subject to the terms of the SSA, FFH and Kookmin Bank (who became a party to the SSA under the Deed of Adherence of 3 April, 2008) may be able to retain the deposit.

Maybank wishes to inform that it is in discussion with FFH on the way forward and will continue to engage with Indonesia's Badan Pengawas Pasar Modal and Lembaga Keuangan ("Bapepam") on its new public spread guidelines.

This announcement is dated 1 August 2008
Announcement Details :-

General Announcement
Reference No **MB-080804-67014**

Company Name	: **MALAYAN BANKING BERHAD**
Stock Name	: MAYBANK
Date Announced	: 04/08/2008

Type	: Announcement
Subject	: Memorandum of Understanding ("MOU") between Malayan Banking Berhad ("Maybank") and PT Panin Life Tbk ("Panin").

Contents : Maybank wishes to refer to its earlier announcements made on 30 March 2007, 20 August 2007, 28 September 2007, 13 November 2007, 31 December 2007, 4 April 2008 and 23 May 2008 with respect to the signing of an MOU between Maybank Group and Panin to commence discussions on a possible joint venture partnership via the acquisition of 60% stake in PT Anugrah Life Insurance ("Anugrah"), a subsidiary of Panin ("Proposed Acquisition").

As stated in the announcement dated 23 May 2008, Anugrah had informed us that the Ministry of Finance of Republic of Indonesia ("MOF") had, vide its letter dated 8 May 2008, approved the application of Anugrah to change its ownership with Mayban Fortis acquiring 60% from Panin. The submission of relevant documents to the respective authorities is required to be made by the parties by 4 August 2008.

Maybank would like to inform that both Maybank and Panin are still engaged in seeking resolution to the proposed partnership. Consequently, the abovementioned approval obtained from MOF will lapse today.

This announcement is dated 4 August 2008.

Announcement Details :

BURSA MALAYSIA

Form Version V3.0

General Announcement

Submitted by **MB_ASEAMBANKERS2** on **08/08/2008 06:18:29 PM**

Reference No **CU-080808-58176**

Submitting Investment Bank/Advisor (if applicable)	Aseambankers Malaysia Berhad
Submitting Secretarial Firm (if applicable)	
Company name *	Malayan Banking Berhad
Stock name *	Maybank
Stock code *	1155
Contact person *	Lee Kuan Teck /Sarah Azreen
Designation *	Vice President / Assistant Vice President

Type *	● Announcement ○ Reply to query
Subject :*	Malayan Banking Berhad ("Maybank" or "the Company") Proposed acquisition by Maybank of up to 20% of the issued and paid-up share capital of MCB Bank Limited ("MCB") for a purchase consideration to be wholly satisfied in cash ("Proposed Acquisition")

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment .

Contents :-*

(This field is to be used for the summary of the announcement)

(Unless stated otherwise, definitions used in this announcement shall carry the same meaning as defined in the announcement dated 5 May 2008).

We refer to the announcements dated 5 May 2008 and 25 June 2008 in relation to the Proposed Acquisition.

On behalf of the Company, Aseambankers Malaysia Berhad is pleased to announce that Maybank, via its wholly owned subsidiary, Mayban International Trust (Labuan) Berhad had on 8 August 2008, successfully completed the acquisition of an additional 5% of the issued and paid-up share capital of MCB for a total cash consideration of approximately PKR 15.468 billion (or an equivalent of RM703.080 million), pursuant to the Agreement for the Right to Sell and Purchase Shares entered into between Maybank and the Individual Sellers (at the exchange rate of RM1.00 : PKR22.00, as at 7 August 2008).

With this latest acquisition, Maybank now holds 20% stake in the issued and paid-up share capital of MCB and the Proposed Acquisition is now completed.

This announcement is dated 8 August 2008.

Announcement Details :-

(This field is for the details of the announcement, if applicable)

Tables Section - This section is to be used to create and insert tables. Please make the

END